
07078907


SEC MAIL PROCESSING
RECEIVED
SEP 2 8 2007
WASH, D.C.
200
SECTION

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Wireless Data Solutions, Inc.
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

2233 Roosevelt Road Suite 5
St. Cloud, MN 56301
320-203-7477
(Address and phone number of issuer's principal office)

The Corporate Place
823 South Sixth Street, Suite 100
Las Vegas, NV 89101
877-786-5800
(Agent for Service)

4899
(Primary standard Industrial Classification Code Number)

930734888
(I.R.S. Employer Identification Number)

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:
(a) the issuer's directors;

Patrick Makovec, issuers only director.
2233 Roosevelt Road Suite 5
St. Cloud, MN 56301

(b) the issuer's officers;

Patrick Makovec, issuer's only officer.
2233 Roosevelt Road Suite 5
St. Cloud, MN 56301

(c) the issuer's general partners;

Not applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

1. Patrick Makovec, owner of 26.6% of issuers equity securities.

2. Alta Mines Corporation, owner of 21.5% of issuer's equity securities.
   307 North Jackson
   Helena, Montana 59624

3. David Farber, owner of 10% of issuer's equity securities.
   12843 Greenfield Ave.
   Detroit, MI 48227

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Not applicable.

(f) promoters of the issuer;

Not applicable.

(g) affiliates of the issuer;

Not applicable.

(h) counsel to the issuer with respect to the proposed offering;

Trey Stock
9101 LBJ Freeway Suite 100
Dallas, TX 75243

(i) each underwriter with respect to the proposed offering;

Not applicable.

(j) the underwriter's directors;

Not applicable.

(k) the underwriter's officers;

Not applicable.

(l) the underwriter's general partners; and

Not applicable.

(m) counsel to the underwriter.

Not applicable.

ITEM 2. Application of Rule 262
(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None subject to the disqualification provisions.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3. Affiliate Sales
If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered
(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not applicable.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Securities will be offered on a web site of the World Wide Web. Because the World Wide Web is world wide, the issuer will have no control over who sees its web site. The issuer may have difficulty in determining where the purchaser or the prospective purchaser of securities resides or is physically located. Pursuant to Commission Release No. 33-7233 (October 6, 1995), if the document is provided on an Internet web site, however, separate notice would be necessary to satisfy the delivery requirements unless the issuer can otherwise evidence that delivery to the investor has been satisfied or the document is not required to be delivered under the federal securities laws.

ITEM 5. Unregistered Securities Issued or Sold Within One Year
(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

Not applicable.

(1) the name of such issuer;

Not applicable.

(2) the title and amount of securities issued;

Not applicable.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Not applicable.

(4) the names and identities of the persons to whom the securities were issued.

Not applicable.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not applicable.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Not applicable.

ITEM 7. Marketing Arrangements
(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:
(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

None.

(2) To stabilize the market for any of the securities to be offered;

None.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution f its participation.

None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement
If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document
Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Such a document was not used.

OFFERING CIRCULAR MODEL A

COVER PAGE

Wireless Data Solutions, Inc.

Type of securities offered: Common Stock
Maximum number of securities offered: 20 Million (20,000,000) shares
Minimum number of securities offered: Zero
Price per security: $.05
Total proceeds: If maximum sold: $1,000,000 If minimum sold: None

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? NA%.

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No

Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No

Is transfer of the securities restricted? [ ] Yes [X] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

- [ ] Has never conducted operations.
- [ ] Is in the development stage.
- [X] Is currently conducting operations.

[X] Has shown a profit in the last fiscal year.
[ ] Other (Specify): __________

This offering has been registered for offer and sale in the following states:

NO STATE REGISTRATION: THE COMPANY HAS NOT YET REGISTERED FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

TABLE OF CONTENTS

Page

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 114 pages.

THE COMPANY

1. Exact corporate name: Wireless Data Solutions, Inc.

State and date of incorporation: Oregon, March 7, 1984

Street address of principal office: 2233 Roosevelt Road Suite 5
St. Cloud, MN 56301

Company Telephone Number: 320-203-7477

Fiscal year: 9 (month) 30 (day)

Person(s) to contact at Company with respect to offering: Patrick Makovec

Telephone Number (if different from above): Same as above

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

1) Limited Market for Shares. There is currently only a limited market for the Company's common stock. There can be no assurance that a larger market for the Company's common stock will ever be developed or maintained. Factors such as the success or lack thereof of the Company's efforts to market its products and services, competition, governmental regulations, and fluctuations in operating results may all have an effect on the market for the Company's common stock, which market may be volatile. The stock markets generally have experienced, and will likely experience in the future, extreme price and volume fluctuations which have affected the market price of the shares of many small capital companies, and which have often been unrelated to the operating results of such companies. Such broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that develops.

2) Reliance on Key Personnel. The Company's performance is substantially dependent on the performance of its executive officers and key employees. The Company is dependent on its ability to retain and motivate highly-qualified personnel, especially in management and technical positions. The Company does not have a "key person" life insurance policy on any of its employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, operating results or financial condition of the Company. The Company's future growth and success also depends on its ability to identify, hire train and retain other qualified management and technical personnel in the future. The inability to hire and retain necessary personnel could have a material adverse effect on the Company's business operations and financial condition.

3) Penny Stock. The Company's securities are deemed "penny stock" as defined in Rule 3a51-1 of the Securities and Exchange Commission. Such a designation could have a material adverse effect on the development of the public market for shares of the Company's common stock or, if such a market develops, its continuation, since broker-dealers are required to personally determine whether an investment in such securities is suitable for customers prior to any solicitation of any offer to purchase these securities. Compliance with procedures relating to sale by broker-dealers of "penny stocks" may make it more difficult for purchasers of the Company's common stock to resell their shares to third parties or to otherwise dispose of such shares.

4) Any negative impact on the sales and marketing efforts of our principal product would adversely affect our business and results of operations. Our business depends on the sale, licensing and market acceptance of one principal product, digitized Mobile Data Terminals (in-vehicle computers)(hereinafter "our System") that integrate with conventional wireless systems (two-way radio, cellular, etc.), enabling customers (businesses with vehicle fleets) to wirelessly track and monitor important vehicle and driver statuses via the incorporation of Global Positioning Satellite (GPS) and other wireless technologies., or related products and services. Because our revenues are dependent on the success of one principal product, any factor affecting the marketability of our System could have a material adverse affect on our business and results of operations, perhaps significantly. Factors that could harm the successful sale and licensing of our System include all of the factors discussed under "Risk Factors" including, among others:
   (a) if dealers with whom we have relationships stop using our System in connection with their vehicle sales;
   (b) if we are unable to develop enhancements to our System as required by market demand;
   (c) if one or more of our competitors introduces a product or system that makes our System obsolete or ineffective.

5) Our growth depends in part on the development, production and market acceptance of new products which we cannot assure will happen successfully. To maintain competitiveness in our industry we must support and enhance our existing products and develop new products in response to market demands. Product development involves a high degree of risk and uncertainty due to unforeseen difficulties and costs. We may not be successful in developing, marketing and releasing new products that we believe are necessary to respond to technological developments, evolving industry standards or changing customer requirements. In addition, our new product enhancements may not adequately meet the requirements of the marketplace and may not achieve the broad market acceptance necessary to generate significant revenues. If the release date of any future products or enhancements are delayed, or if these products or enhancements fail to achieve market acceptance when released, our revenues may decrease, we may not be able to recover our costs and our desired competitive position may not be attained.

6) Economic downturns could reduce the level of consumer spending within the industry, which could adversely affect demand for our products and services.

7) Our failure to successfully integrate businesses that we acquire could disrupt our business, dilute your holdings in us and negatively impact our future financial condition and operating results. The success of any acquisition depends in part on our ability to integrate the acquired company's operations, personnel, technologies and products. In the future, we may make strategic acquisitions of complementary companies, products or technologies. The integration of any companies we might acquire in the future could disrupt our business, divert our management's attention from our core business objectives and may involve unforeseen difficulties and costs. Any of these risks could negatively impact our ability to fully realize the expected benefits of our acquisitions. We may not be able to successfully integrate any business, technology or personnel that we have acquired or that we might acquire in the future in a timely manner, or at all, and this could harm our financial condition and operating results.

8) We may need additional financing in the future, which could be difficult to obtain on acceptable terms or at all. We may require additional financing in order to make acquisitions or future investments in new technologies, products and/or international licensees or markets, or to provide needed additional

working capital. We primarily finance our capital and operating needs through cash flows from operations; however, in the future we may decide to raise additional funds through public or private debt or equity financings to fund our activities. If we issue additional equity securities, your holdings in us will be diluted and the new equity securities may have rights, preferences or privileges senior to those of our common stock. In addition, if we raise funds through debt financings, we will have to pay interest and may be subject to restrictive and other covenants, which could negatively impact our business. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to make strategic investments, develop or enhance our products, take advantage of acquisition and other opportunities, or otherwise respond to competitive challenges or unanticipated industry changes, any of which could have a material adverse effect on our business.

9) We depend on a limited number of third parties to manufacture and supply infrastructure components for our principal product. If our suppliers cannot provide the components or services we require, our ability to market and sell our products could be harmed.

10) Sizeable future sales of our common stock may depress the share price for our common stock or prevent or delay our ability to sell equity investments in our company at competitive rates. If we or our shareholders sell sizeable amounts of shares of our common stock, or if the perception exists that we or our shareholders may sell a substantial number of shares of our common stock, the market price of our common stock may fall.

11) No State Registration: The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the further sale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

12) No Dividends: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available and other relevant factors.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.

Wireless Data Solutions, Inc. (the "Company"), through its wholly-owned subsidiary, Distributed Networks, Inc. (DBA Dinet)(all references herein to the Company should be deemed to include Dinet), is engaged in the business of the design, manufacture and marketing of electronic digital equipment, in several product categories. The Company engages in the design, assembly, and marketing of digitized Mobile Data Terminals (in-vehicle computers) that integrate with conventional wireless systems (two-way radio, cellular, etc.), enabling customers (businesses with vehicle fleets) to wirelessly track and monitor important vehicle and driver statuses via the incorporation of Global Positioning Satellite (GPS) and other wireless technologies. To complement these products The Company also develops software to enhance vehicle fleet management which resides on the customer's central office Windows based PC. The software translates the digital data received from vehicle fleets and acts as a sophisticated message-handling center. The software also provides specific mapping detail of the vehicle's location in "real time." All data sent and received by the software is archived in the PC, which can be accessed anytime for documentation purposes.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company subcontracts assembly of its products to third party partners, namely IDA Inc. of Fargo, North Dakota.

The Company plans to expand business operations by working with school districts and monitoring the bus fleets of school districts by providing them with Event Data Recorders or "black box" devices for their vehicles. These devices record analog or digital electrical sensors on vehicles, including speed, RPM, brakes, turn signals, oil pressure, engine temperature, etc. With optional Global Positioning Satellite (GPS) technology, these devices can record where an event (such as speeding or over-idling) occurs, as well as what happened and when and where it happened. The corresponding reporting software allows analyses of driver behaviors as well as critical data reporting helpful in reconstructing the events leading to, during and after an accident.

This recording system provides vehicle activity reports for management, including vehicle start time, distance traveled, speed, stop time, length of stop, equipment usage (including brakes and safety equipment) and other features. These vehicle event data recording devices and related products enable fleet managers to reduce operating costs, reduce fuel consumption, develop an operator's report card to identify vehicle operators that require additional training in safe operating procedures, reconstruct accidents and incidents, track vehicles (in "real time" or historically), optimize vehicle routing, record digital images of activities inside and outside of vehicles, reduce insurance premiums through lower reported accident rates.

The products necessary to achieve these goals have already been developed and are currently in use. An estimated one tenth of the capital raised by this offering will be used to identify and enter into acquisition discussions with additional communications hardware and software suppliers as the first step in a broad product line strategy. Pursuing this aim, preliminary discussions have been held with Zepco Inc., a privately held Texas corporation, and IDA Corp., a privately held North Dakota corporation.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

The Company currently sells to businesses with vehicle fleets to wirelessly track and monitor important vehicle and driver statuses via the incorporation of Global Positioning Satellite (GPS) and other wireless technologies. Currently, the Company's primary customers include ready-mix concrete truck companies. In addition to ready-mix concrete trucks, the Company's products have been installed in the following types of vehicles: sand and aggregate trucks, parcel delivery vans, helicopters, concrete cutting and drilling vehicles, taxis, television cable trucks, ambulances, paratransit vans, and plumbing trucks.

The Company has identified the United States School Bus Market as an underexploited growth and profit opportunity. The Company believes that it was massively underexploited, extremely fragmented, and that most competitors represent small private businesses. Currently, the wide varieties of small private companies serving this market provide various wireless product solutions to customers. Few of these suppliers can provide a 'Total Wireless Solution' for tracking mobile assets and pupils. Consequently, the Company plans to implement a broad strategy as an important component of competitive advantage in this market.

The School Bus industry comprises establishments primarily engaged in providing buses and other motor vehicles to transport students to and from school, to and from extra-curricular activities, such as sporting and education events, and to and from summer camps etc. Companies in the employee bus services industry are primarily engaged in operating buses or other motor vehicles to transport workers to and from work sites.

An evaluation of the school bus industry indicates that the suppliers of school bus status and tracking equipment fall into 13 categories.

1. Event Data Recorders
2. GPS and Communication Systems
3. School Bus Routing & Scheduling Software
4. Fleet Management & Maintenance Systems
5. Extracurricular Transportation Management Systems
6. Special Needs Transportation Management Systems
7. Redistricting/boundary changes Management Systems
8. Automated Voice Notification Management Systems
9. Intranet & Internet Web Tracking Management Systems
10. Driver Management Systems
11. Budget & Financial Control Management Integration
12. Video Surveillance Systems
13. Student Tacking Systems

There is a strategic window available for the Company to exploit a "broad product line" strategy by providing product solutions in each of the "13" product categories.

In the wake of September 11, 2001, there has been an increased demand for added security on vehicle fleets, especially passenger-carrying fleets such as school buses. In recent years, school districts have been evaluating their options to help increase security on bus routes, keep supervisors more aware of daily activity and provide a means to control operational costs.

GPS is the acronym for Global Positioning System. Global Positioning Systems as applied to transportation, are often referred to as AVL or Auto Vehicle Location systems. What an AVL system offers beyond a standard GPS is the Real-Time coordinates of data such as bus location or student embark/disembark locations and times. Such systems require a complicated wireless transmission of data between the vehicle and the operations base.

School Districts currently utilize GPS systems for four primary purposes:

1. Passenger Security
2. Community Awareness
3. Cost Containment
4. Asset & Employee Management

1. Passenger Security

Safety represents the first concern of school districts. GPS provides on-demand access regarding bus location and activity information:

- When an emergency situation occurs, such as an armed robbery in a specific area, buses can be immediately located and re-routed to avoid potentially dangerous situations.

- If a bus has broken down, it can be instantly located and the nearest bus or maintenance vehicle can be dispatched to provide aide.

- Student safety: Buses can be located at all times.

2. Community Awareness

GPS systems enable the transportation department to provide timely and accurate information to parents and other school administrators:

- At the beginning of the school year, bus stop times are more accurate because the district is working from actual times and locations, not just planned routes from the previous year. If parents have complaints about particular stops, the actual stop data can be reviewed and the situation can be addressed immediately.

- Consequently, GPS heightens community awareness through answering parents calls about stops and routes and for increasing the overall safety of passengers and drivers.

3. Cost Containment

GPS systems can also help school districts address areas of their operation that need additional cost containment. A slight increase in efficiency of only a few percent can make a big difference on the budget. Districts using GPS systems currently address:

- route planning
- fuel consumption
- preventative maintenance
- driver time management

Each of these areas can benefit from timely and accurate information. If the average annual cost to operate a school bus is $29,000 (School Bus Fleet, Fact Book 2004), a cost reduction of three percent will save your district $870 per bus. In less than two years, this is more than enough to cover the average cost of a GPS system. Additionally, district staff is saving substantial time by answering parent calls with immediate and accurate information. The overhead costs for dealing with route and stop issues are greatly reduced.

4. Asset and Employee Management
The District knows not only where the bus should be, but where it is in real time.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The Company plans to partner with its principal supplier, IDA Inc., and utilize IDA's large existing dealer network (approximately 3000 dealers). This opportunity represents an advantageous market penetration asset for the Company in the School Bus Market. School Bus Contractors and School Districts use dealers for the installation of all of their fleet tracking equipment. Additionally, smaller districts directly acquire vehicle fleet tracking equipment from dealers. The Company will introduce a dealer-marketing program to support the increased sale of their school bus products.

Historically, the Company has marketed its products from Dinet's offices in Oceanside, California, by advertising in trade journals, attending industry trade shows, and through referrals. If the Company's profitability continues to improve, it is anticipated that the Company will expand its marketing efforts, with increased exposure in trade publications and at industry conferences and trade shows.

Among the Company's primary marketing methods, the most effective has been trade journal advertising. The Company believes that such advertising is effective because many vehicle fleet operators employ staff whose sole responsibility is vehicle communications. Such responsibility would include research and study regarding industry developments, requiring attention to trade publications.

Standard distribution practice in the mobile data terminal ("MDT") industry has focused on sales direct from the manufacturer to mobile fleet operators. The Company is engaged in this method of distribution. The Company's success in selling its products direct to the end-user is, and the Company expects will continue to be, dependent on the continued success of the Company's advertising efforts, as well as the ability of the Company's sales force to build and maintain contacts in the industry.

The Company believes that the industry's standard distribution practice is limited in potential because of the typical manufacturer/end-user relationship. Most MDT manufacturers do not produce comprehensive turnkey systems for immediate implementation by mobile fleet operators. Instead, in most cases, a manufacturer seeks to negotiate contracts with a mobile fleet operator whereby the manufacturer produces MDTs that are designed to the mobile fleet operator's specifications. Because the manufacturer and mobile fleet operator must agree on numerous details, including the underlying software configuration, the process of negotiation can be lengthy and expensive. The time-consuming sales process has limited the development of a retail dealer network, since dealers, as "middlemen," often require faster turn-around and greater volume to realize a reasonable profit margin.

The Company's products have been developed as comprehensive, turnkey MDT systems, designed to be implemented by most mobile fleet operators without significant alteration or reconfiguration. As a result, the Company believes that it can develop a retail dealer network. The Company is developing a uniform program of operation which will provide the foundation for other offices to be opened over time, as justified by market development.

The Company believes that its products are accorded a favorable reputation in the industry and that its ongoing development of a retail dealer network and the school bus market will result in increased sales. However, there can be no assurance that the Company's efforts to market its products will be successful.

The MDT market is expanding and is intensely competitive. The Company competes directly with other companies that offer similar MDT hardware and software to mobile fleet operators. In so competing, the Company emphasizes the low cost, comprehensive, turnkey convenience and overall compatibility of its products. However, many of the Company's competitors have substantially greater name recognition and financial resources than the Company. Some of the leading companies in the industry are Mentor, Data Express, Command Data, and GSMI (Gandolph). There can be no assurance that the Company's business and results of operations will not be affected materially by market conditions and competition in the future.

There are no customers that account for 20% or more of the Company's business. There are no major existing sales contracts.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of: 6/30/07 $ 10,857
(a recent date)
As of: 6/30/06 $19,218
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

The lower sales figures of 2007 compared to 2006 are a reflection of the Company's need for an enhanced, broader product line, which would enable the company to be more competitive. However, the Company's backlog size can vary a great deal. This variance from year to year can be as much as thirty to forty thousand dollars, depending on the prevalence of repair orders or orders for new systems. The Company's sales are historically slower in the summer when the concrete and construction industry is very active and stronger in the winter months when industry trucks are in for repairs and rebuilds.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company presently employs 5 employees.

Within the next twelve months the Company anticipates approximately 12 employees.

Administrative	4
Engineering and Technical	3
Production	3
Marketing	2

No employees are expected to be covered by collective bargaining agreements.

There has not been a strike by employees of the company and no labor disputes are anticipated.

All full time employees are offered paid vacation and sick leave. Health insurance is also provided. These benefits will be offered to new employees as well.

Employees of the Company engaged in marketing operations are compensated on a salary plus commission/bonus. Additional staff added to the sales and marketing operations will also be compensated on a salary plus commission/bonus basis.

Employees of the Company that are engaged in production and assembly operations are paid on an hourly wage basis. Additional staff added to the production and assembly operations will also be paid on an hourly basis.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company does not currently own any real estate and does not anticipate the purchase of any real estate in the near future. The Company currently rents office and warehouse space on a month to month basis for $6,000 per month.

At present, management believes that the Company's current space is adequate for the Company's needs. However, the Company may require additional space in the future if growth continues to occur. In such event, the Company will seek to obtain favorable lease terms on any necessary additional space.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's Mobile Data Terminals have both embedded software code and application software, both of which are copyrighted. All software code is backed up which includes maintaining copies off premises. All copyrighted software features a disclaimer detailing the copyright information when the software is initiated.

Prior to discussions with any vendor or contractor the Company requires the execution of a nondisclosure agreement that protects the Company's confidential business information, including operations, planning, marketing interests, and products.

There are currently no material license agreements.

Nothing was expended by the Company for research and development during the last fiscal year.

The Company expects to devote $400,000 to research and development next year, which the Company believes will represent seven to ten percent of revenues.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Company's mobile data terminals are subject to regulation by the Federal Communications Commission (FCC) under FCC Regulations Part 15. Such regulations require that operation of the Company's mobile data terminals be subject to supervision by a controller situated at a "home base" location. The Company's controller was tested in accordance with the requirements of FCC Regulations Part 15, and satisfied such requirements.

Inasmuch as the Company has satisfied the requirements of FCC Regulations Part 15, which is the only governmental regulation pertinent to the Company's products or services, there is no governmental regulation that has a substantial effect on the Company's business operations.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Dinet is the Company's only subsidiary. Its financials are included in the Financial Statements attached hereto.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

On June 29, 2007, the Company's shareholders approved a change in the Company's state of domestication from Utah to the State of Nevada, which became effective on July 24 2007, corresponding to the Company's filing Articles of Domestication with the State of Nevada. The Company's shareholders also approved a one for one hundred reverse stock split. This change in domicile also allowed the Company's Board of Directors to authorize one hundred million shares of Company common stock.

4.(a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1) Expand Product line.	Through research and development.	March 30, 2008
(2) Increase sales in fleet markets.	Through mergers with or acquisitions of companies with established account base in fleet markets and by expansion of the Company's fleet marketing focus.	December 31, 2008
(3) Increase sales in school bus markets.	Through mergers with or acquisitions of companies with established account base in school bus markets and by expansion of the Company's school bus	December 31, 2008

	marketing focus.	
(4) Perform audits and regain SEC reporting status.	Raising capital necessary to complete audits.	December 31, 2007

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?

Total $ 39,419 $ 0.01 per share

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share	=	.05
Net After-Tax Earnings Last Year Per Share		.01 (price/earnings multiple)

7.(a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities

$ (197,711) ($ (.01) per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The historical financial statements due not reflect value of current customers and contracts or networking capabilities.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, any relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

None.

8.(a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.

If the maximum is sold: 58 %
If the minimum is sold: 0%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $1,714,000*
If the minimum is sold: $714,000 *

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be exercised.)

*These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: NA . These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $ NA.

> Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9.(a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Minimum Sold Amount %

Total Proceeds	$ 1,000,000 100%	$ 0 100%
Less: Offering Expenses Commissions & Finders' Fee	$1,000	$1,000
Legal & Accounting	$25,000	0
Computer Equipment and software	$99,000	0
Research and Development	$150,000	0
Audits	$75,000	0
Identify potential acquisition targets	$100,000	0
Working Capital, inventory, and accounts receivable	$400,000	0
Marketing	$150,000	0
Net Proceeds from Offering	$1,000,000	0
Use of Net Proceeds	$1,000,000	0
Total Use of net Proceeds	$1,000,000 100%	$0 100%

(b) If there is no minimum of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

In order of priority:

1. Research and development
2. Identification of acquisition targets
3. Marketing
4. Working capital, inventory, and accounts receivable
5. Computer equipment and software
6. Legal and accounting

10.(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Not applicable.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Not applicable.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

An estimated one tenth of the capital raised by this offering will be used to identify and enter into acquisition discussions with additional communications hardware and software suppliers as the first step in a broad product line strategy. Pursuing this aim, preliminary discussions have been held with Zepco Inc., a privately held Texas corporation, and IDA Corp., a privately held North Dakota corporation.

No assets are to be acquired from officers, directors, employees, or principal stockholders of the Company or their associates.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not applicable.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Not applicable.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The Company anticipates that the proceeds from this offering will satisfy the Company's cash requirements for the next 12 months.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

Amount Outstanding

		As Adjusted	
	As of: (date)	Minimum	Maximum
Debt: Short-term debt (average interest rate_10_%)	May 31, 2007	$ 50,000.00	$ 50,000.00
Long-term debt (average interest rate ______%)	May 31, 2007	_$ 0.00_____	_$ 0.00____
Total debt	May 31, 2007	$ 50, 000.00	$ 50,000.00

Stockholders equity (deficit):

Preferred stock–par or stated value (by class of preferred in order of preferences)			
____________			
____________			
____________			
	______	$ 0.00	$ 0.00
Common stock–par or stated value	______	$ 204	$ 20,204
Additional paid in capital	______	$ 2,811,459	$ 3,791,459
Retained earnings (deficit)	______	$ (3,095,386)	$ (3,095,386)
Total stockholder equity (deficit)	______	$ (283,723)	$ 716,277
Total Capitalization	______	$ (283,723)	$ 716,277

Number of preferred shares authorized to be outstanding:

Class of Preferred	Number of Shares Authorized	Par Value Per Share
		$
		$
		$

Number of common shares authorized: 100,000,000 shares. Par or stated value per share, if any: $ 0.001
.

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

INSTRUCTION: Capitalization should be shown as a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "Long-term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ____________
[ ] Other: ____________

15. These securities have:

Yes No
[X] [ ] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify): ____________________

Explain:

16. Are the securities convertible? [ ] Yes [X] No

If so, state conversion price or formula. ____________________
Date when conversion becomes effective: ____________
Date when conversion expires: ___________

17.(a) If securities are notes or other types of debt securities:

(1) What is the interest rate? NA%
If interest rate is variable or multiple rates, describe: NA
____

(2) What is the maturity date? NA ____

If serial maturity dates, describe: NA ____

(3) Is there a mandatory sinking fund? [ ] Yes [X] No

Describe: ____
____

(4) Is there a trust indenture? [ ] Yes [X] No

Name, address and telephone number of Trustee
____

(5) Are the securities callable or subject to redemption? [ ] Yes [X] No

Describe, including redemption prices: ___________
____

(6) Are the securities collateralized by real or personal property?

[ ] Yes [X] No
Describe: ____
____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.
NA____

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $0

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $ 0

How much indebtedness is junior (subordinated) to the securities? $0

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

	Last Fiscal Year		
	Actual	Pro Forma	
		Minimum	Maximum
"Earnings" / "Fixed Charges" =			
If no earnings show "Fixed Charges" only			

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:
Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No

Explain:

Not applicable

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Not applicable

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis: $ NA.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Name: Not applicable	Name
Address:	Address:
Telephone No. ( )	Telephone No. ( )

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introduction in furtherance of this offering.)

Not applicable.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Not applicable.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: Patrick Makovec

Address: 2233 Roosevelt Road Ste 5

St. Cloud, MN 56301

Telephone No. 320-203-7477

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Not applicable.

Will the certificates bear a legend notifying holders of such restrictions? NA

26.(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not applicable.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:
Not applicable.

Will interest on proceeds during escrow period be paid to investors? NA

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Upon completion of this Offering, the Company will have approximately 40,280,000 shares of Common Stock outstanding if the maximum is sold. All of the shares sold in this Offering are freely tradable under an exemption from registration. 20,000,000 of the remaining shares of Common Stock are deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Statement, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 7,400 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Not applicable.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Patrick Makovec	Title: President and CEO
	Age: 65
Office Street Address:	Telephone No.:
2233 Roosevelt Road Ste 5	320-203-7477
St. Cloud, MN 56301	

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Makovec has been a director, President, and CEO of the Company for the last five years.

Education (degrees, schools, and dates):

Mr Makovec received a Masters of Science in Business from the University of Wisconsin-Madison in May, 1974.

Also a Director of the Company? [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

Mr. Makovec will work full time for the Company.

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

One director, Mr. Makovec.

34. Information concerning outside or other Directors (i.e. those not described above):

Not applicable.

35.(a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers), have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Not applicable.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Not applicable.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Not applicable.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Not applicable.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not applicable.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% Of Total	No. of Shares Held After Offering if All Securities Sold	% of Total
Patrick Makovec		3,724,800	26.6%	3,724,800	11%
2233 Roosevelt Road Suite 5 St. Cloud, MN 56301					

320-203-7477				
Principal occupation: CEO of Wireless Data Solutions, Inc.				
ALTA MINES CORPORATION	3,000,000	21.5%	3,000,000	12.5%
307 NORTH JACKSON				
HELENA MT 59624				
Telephone No.				
DAVID FARBER	1,501,500	10%	1,501,500	4.4%
12843 GREENFIELD AVE				
DETROIT MI 48227				
Telephone No.				
CEO of DETROIT POPCORN COMPANY				

38. **Number of shares beneficially owned by Officers and Directors as a group:**
Before offering: 3,724,800 shares (26.6% of total outstanding)
After offering: a) Assuming minimum securities sold:
3,724,800 shares (26.6% of total outstanding)
b) Assuming maximum securities sold:
3,724,800 shares (11% of total outstanding)
(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control - as, for example, a co-trustee), they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39.(a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Not applicable.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Not applicable.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not applicable.

40.(a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

		Cash	Other
Chief Executive Officer	Patrick Makovec	S0	$ 30,000
Chief Operating Officer			
Chief Accounting Officer			
Key Personnel:	Bob Chase, Dinet	$40,000	$45,000

Others:			
Total:	$	$ 40,000	$ 75,000
Directors as a group			
(number of persons 1)		$ 0	$ 30,000

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

Not applicable.

(c) If any employment agreements exist or are contemplated, describe:

Bob Chase's employment agreement is included as an Exhibit.

41.(a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares (0% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: NA.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.
(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Not applicable.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Not applicable.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Name of Tax Advisor: Not applicable.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

None.

FINANCIAL STATEMENTS

Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Included as Exhibit 1 to this Circular.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Not applicable.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The are currently no material historical trends that management is able to identify at this time. The Company has identified (and described in greater detail under the BUSINESS AND PROPERTIES section *supra)* the school bus market as an area suitable for positive exploitation in the next twelve months. In order to develop this potential market the Company must pursue a strategy to broaden its product line. The BUSINESS AND PROPERTIES section of this offering circular enumerated thirteen product categories that must be addressed in order to fully exploit this market. Important to the Company's ability to meet this goal is a successful offering, which cannot be guaranteed. It is not currently possible to estimate the full extent of this strategy's impact.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: %. What is the anticipated gross margin for next year of operations? Approximately %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

NA.

50. Foreign sales as a percent of total sales for last fiscal year: %. Domestic government sales as a percent of total domestic sales for last fiscal year: %. Explain the nature of these sales, including any anticipated changes:

Not applicable.

PART III - EXHIBITS

Index to Exhibits

Exhibit (1) Financial Statements

Exhibit (2) Charter and by-laws

Exhibit (3) Plan of merger

Exhibit (4) Opinion re legality

Exhibit (5) Bob Chase's Employment Agreement

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

NA
(Underwriter)

(c) All written consents shall be dated and manually signed.

(11) Opinion re legality - An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will, when sold, be legally issued, fully paid and nonassessable, and if debt securities, whether they will be binding obligations of the issuer.

(12) Sales material - Any material required to be filed by virtue of Rule 256.

(13) "Test the Water" material - Any written document or broadcast script used under the authorization of Rule 254.

(14) Appointment of agent for service of process - A Canadian issuer shall provide Form F-X.

(15) Additional Exhibits - Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Cloud, State of Minnesota, on Sept. 17, 2007.

JEROME H. HESS
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2010

(Issuer) Wireless Data Solutions, Inc.

By (Signature and (Title) ______ CEO, President, and Director
Patrick Makovec

Exhibit 1

Financial Statements

WIRELESS DATA SOLUTIONS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2007

WIRELESS DATA SOLUTIONS, INC.
Consolidated Balance Sheet

		May 31, 2007
ASSETS:		
Current Assets:		
Cash	$	30,923
Accounts Receivable (Net)		37,900
Inventory		75,296
Prepaid Expenses		286
Total Current Assets		144,405
Fixed Assets:		
Office Furniture and Equipment		73,049
Accumulated Depreciation		(72,216)
Total Fixed Assets		833
Other Assets:		
Prepaid Consulting		2,776
TOTAL ASSETS	$	148,014
LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Accounts Payable	$	6,689
Accrued Interest		30,903
Accrued Expenses		103,999
Due to Officers		220,146
Notes Payable - Stockholder		50,000
Total current liabilities		411,737
Minority Interest in Subsidiaries		20,000
Stockholders' Equity (Deficit):		
Preferred Stock, $.002 par value, 3,000,000 shares authorized, no shares issued or outstanding		-
Common Stock, $.001 par value; 25,000,000 shares authorized; 20,375,980 shares issued and outstanding September 30, 2006		20,376
Common stock to be issued		410,126
Additional Paid-in Capital		2,381,161
Accumulated Deficit		(3,095,386)
Total stockholders' equity (deficit)		(283,723)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	148,014

The accompanying notes are an integral part of these financial statements.

WIRELESS DATA SOLUTIONS, INC.
Consolidated Statements of Operations

	Nine Months Ended May 31, 2007
Revenue:	
Net Product Sales	$ 212,743
Repairs and Mainenance	14,406
Engineering Services	6,800
Total Revenue	233,949
Cost of Sales	111,334
Gross Profit	122,615
Expenses:	
General and administrative	206,128
Total Expenses	206,128
Other Income/Expense:	
Interest Expense	(2,500)
Total Other Income/Expense	(2,500)
Net Profit (Loss)	$ (86,013)
Basic and diluted earnings per common share	$ (0.01)
Weighted average common shares outstanding	20,316,818

The accompanying notes are an integral part of these financial statements.

WIRELESS DATA SOLUTIONS, INC.
Consolidated Statements of Cash Flows

Indirect Method

		Nine Months Ended May 31, 2007
Cash Flows from Operating Activities:		
Net Profit (Loss)	$	(86,013)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation		
Changes in operating assets and liabilities:		
(Increase) Decrease Accounts Receivable		3,584
(Increase) Decrease Inventory		(8,714)
(Increase) Decrease Prepaid Expenses		2,776
Increase (Decrease) Accounts Payables and Accruals		31,203
Net Cash Flows Provided by Operating Activities		(57,164)
Cash Flows from Investing Activities:		
Prepaid Consulting		(2,776)
Net Cash Flows Used by Investing Activities		(2,776)
Cash Flows from Financing Activities:		
Net Cash Flows Provided by Financing Activities		-
Net Increase in Cash		(59,940)
Cash at Beginning of Period		90,863
Cash at End of Period	$	30,923
Supplemental Disclosure of Cash Flows Information:		
Cash paid for interest	$	-
Cash paid for taxes	$	-

The accompanying notes are an integral part of these financial statements.

WIRELESS DATA SOLUTIONS, INC.
Consolidated Stockholders' Equity (Deficit)
September 30, 2005

	Common Stock		Additional Paid-In	Accumulated	Stocks To Be	
	# of Shares	Amount	Capital	(Deficit)	Issued	Totals
Balance - September 30, 2006	20,376,868	$20,376	$2,376,162	($3,009,375)	$410,126	($197,711)
Issuance of stock for services						
Issuance of stock for cash						
Net Loss for Nine Months				($86,013)		($86,013)
Balance - May 31, 2007	20,376,868	$ 20,376	$ 2,376,162	$ (3,095,388)	$ 410,126	$ (283,724)

The accompanying notes are an integral part of these financial statements.

WIRELESS DATA SOLUTIONS, INC.
Notes to Consolidated Financial Statements
May 31, 2007

Note 1 - Organization and Summary of Significant Accounting Policies:

Organization:
Wireless Data Solution, Inc. was incorporated in 1987 under the laws of the state of Utah. The Company develops and markets digital mobile data terminals and associated software for vehicle fleet management. The equipment is designed, assembled, marketed and sold by Distributed Networks, Inc. (DINE), a subsidiary of Wireless Data Solutions which was acquired in 1987 in a purchase agreement. Wireless Data Solutions occupies an office in St. Cloud MN, and it's wholly owned subsidiary DINET occupies office space in Oceanside, CA, the principal location for all design, marketing and distribution of the Company's products and services. The Company's fiscal year end is September 30.

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Cash and Cash Equivalents:

The Company considers all highly liquid debt instruments, purchased with an original maturity of three months or less, to be cash equivalents.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of Wireless Data Solutions, Inc. and Distributed Networks, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates:

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Net Loss Per Share:

Net loss per share is based on the weighted average number of common shares outstanding during the period.

Property and Equipment

Equipment and property are capitalized at acquisition cost and depreciated utilizing the straight-line method over its estimated useful life. Maintenance, repairs and minor renews are charged to operations as incurred. Office furniture and equipment is depreciated using the straight-line method over the useful life of the equipment usually 5 years.

WIRELESS DATA SOLUTIONS, INC.
Notes to Consolidated Financial Statements
May 31, 2007

Other Comprehensive Income

The Company has no material components of other comprehensive income (loss), and accordingly, net loss is equal to comprehensive loss in all periods.

Inventory:

The inventory for the year ended May 31, 2007 consists of the following:

Raw Materials	$31,282
Work-in Progress	31,419
Overlays	6,857
Demo Equipment	5,738
Total Inventory	$75,296

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of Wireless Data Solutions, Inc. and its subsidiary Distributed Networks, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

Minority Interest:

In a 1991/1992 private offering, Dinet sold 20 shares of $1,000 face value preferred stock, each of which is convertible into 800 shares of Dinet common stock. The 12% annual non-cumulative dividend increased to 25% in January 1995. The preferred stock is callable upon payment of (1) An 18% premium (which decreased to 15% in January 1995) for each year the stock is outstanding and (2) all accrued dividends; the call premium is cumulative.

Note 2 – Federal Income Taxes:

The Company has made no provision for income taxes because there have been no operations to date causing income for financial statements or tax purposes.

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards Number 109 ("SFAS 109"). "Accounting for Income Taxes", which requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Deferred tax assets	
Net operating loss carryforwards	$ 3,095,386
Valuation allowance	(3,094,386)
Net deferred tax assets	$ 0

At May 31, 2007, the Company had net operating loss carryforwards of approximately $3,095,386 for federal income tax purposes. These carryforwards if not utilized to offset taxable income will begin to expire in 2024.

WIRELESS DATA SOLUTIONS, INC.
Notes to Consolidated Financial Statements
May 31, 2007

Note 3 – Going Concern:

The Company's financial statements have been prepared on the basis that it is a going concern, which contemplated the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's current liabilities exceed the current assets by $267,332 and an accumulated deficit of $3,095,386.

The Company's ability to continue as a going concern is dependent upon its ability to develop additional sources of capital to achieve profitable operations. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties. Management is seeking new capital to revitalize the Company.

Note 4 – Capital Stock Transactions:

The authorized capital stock of the Company is 25,000,000 shares of common stock at $.001 par value and 3,000,000 shares of preferred stock at $.002 par value as of May 31, 2007. The Company issued 0 shares of common stock for cash and 0 shares of common stock for services during the period ended May 31, 2007. The major shareholders of Wireless Data Solutions hold 20,000 shares of preferred stock in Distributed Networks, Inc.

Note 5 – Segment Information

Wireless Data Solutions, Inc. operates primarily in a single operating segment, sale and production of digital mobile data terminals for vehicle fleet management.

Note 6 – Notes Payable – Shareholder:

On May 31, 2007 the Company had the following Notes Payable:

Note payable to John Doubek, bearing 10% interest per annum, due upon demand.	$ 50,000
Note payable to John Doubek, bearing 10% interest per annum, due upon demand.	30,903
Total Notes Payable - Shareholder	$ 80,903

Note 7 – Financial Accounting Developments:

Recently Issued Accounting Pronouncements.

In December 2004, the FASB issued SFAS No. 123R (revised 2004) "Share-Based Payment" which amends FASB Statement No. 123 and will be effective for public companies for interim or annual periods beginning June 15, 2005. The new statement will require entities to expense employee stock options and other share-based payments. The new standard may be adopted in one of three ways – the modified prospective transition method, a variation of the modified transition method or the modified retrospective transition method. The Company is to evaluate how it will adopt the standard and the evaluation the effect that the adoption of SFAS 123R will have on the financial position and results of operations.

WIRELESS DATA SOLUTIONS, INC.
Notes to Consolidated Financial Statements
May 31, 2007

Note 7 – Financial Accounting Developments (Cont):

In November 2004, the FASB issued SFAS No. 151, *"Inventory Costs, an amendment of ARB No. 43, Chapter 4."* The statement amends the guidance in ARB No. 43, Chapter 4, *Inventory Pricing,* to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Paragraph 5 of ARB No. 43, Chapter 4 previously stated that "under some circumstances, items such as idle facility expense, excessive spoilage, double freight and re-handling costs may be so abnormal as to require treatment as current period charges". SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the prospectively and are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The adoption of SFAS No. 151 does not have an impact on the Company's financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153, *Exchange of Non-monetary Assets, an amendment of APB Opinion No. 29.* The guidance in APB opinion No. 29, *Accounting for Non-monetary Transactions,* is based on the principle that exchange of non-monetary assets should be measured on the fair value of the assets exchanges. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets that do not have commercial substance. A non-monetary has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary exchanges occurring in fiscal periods beginning June 15, 2005. The adoption of SFAS No. 153 is not expected to have an impact on the Company's financial position and results of operations.

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective no later than the end of fiscal years ending after December 15, 2005. The Company will adopt FIN 47 beginning the first quarter of fiscal year 2006 and does not believe the adoption will have a material impact on its consolidated financial position or results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and a correction of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of 2006. The Company is currently evaluating the effect that the adoption of SFAS 154 will have on its results of operations and financial condition but does not expect it to have a material impact.

Note 7 – Financial Accounting Developments (Cont):

In June 2005, the Emerging Issues Task Force, or EITF, reached a consensus on Issue 05-6, *Determining the Amortization Period for Leasehold Improvements,* which requires that leasehold improvements acquired in a business combination purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. EITF 05-6 is effective for periods beginning after July 1, 2005. We do not expect the provisions of this consensus to have a material impact on the financial position, results of operations or cash flows.

Note 8 – Related Party Transactions:

Officers of the Company Pat Makovec and Bob Chase are owed accrued salaries and money to pay expenses of Company in the amount of $185,772 to be paid upon demand. There is no interest accrued on this amount.

WIRELESS DATA SOLUTIONS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

WIRELESS DATA SOLUTIONS, INC.
Consolidated Balance Sheet

	September 30, 2006
ASSETS:	
Current Assets:	
Cash	$ 90,863
Accounts Receivable (Net)	41,484
Inventory	66,582
Prepaid Expenses	3,062
Total Current Assets	201,991
Fixed Assets:	
Office Furniture and Equipment	73,049
Accumulated Depreciation	(72,215)
Total Fixed Assets	834
Other Assets:	
Deposit	-
TOTAL ASSETS	$ 202,825
LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)	
Current Liabilities	
Accounts Payable	$ 20,849
Accrued Interest	86,930
Accrued Expenses	28,403
Due to Officers	194,354
Notes Payable - Stockholder	50,000
Total current liabilities	380,536
Minority Interest in Subsidiaries	20,000
Stockholders' Equity (Deficit):	
Preferred Stock, $.002 par value, 3,000,000 shares authorized, no shares issued or outstanding	-
Common Stock, $.001 par value; 25,000,000 shares authorized; 20,375,980 shares issued and outstanding September 30, 2006	20,376
Common stock to be issued	410,126
Additional Paid-in Capital	2,381,162
Accumulated Deficit	(3,009,375)
Total stockholders' equity (deficit)	(197,711)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 202,825

The accompanying notes are an integral part of these financial statements.

WIRELESS DATA SOLUTIONS, INC.
Consolidated Statements of Operations

	Year Ended September 30, 2006
Revenue:	
Net Product Sales	$ 452,057
Repairs and Mainenance	42,357
Engineering Services	10,640
Total Revenue	505,054
Cost of Sales	171,396
Gross Profit	333,658
Expenses:	
General and administrative	287,225
Total Expenses	287,225
Other Income/Expense:	
Miscellaneous Expense	(114)
Interest Expense	(6,900)
Interest Income	-
Total Other Income/Expense	(7,014)
Net Profit (Loss)	$ 39,419
Basic and diluted earnings per common share	$ (0.01)
Weighted average common shares outstanding	19,135,401

The accompanying notes are an integral part of these financial statements.

WIRELESS DATA SOLUTIONS, INC.
Consolidated Statements of Cash Flows

Indirect Method

	Year Ended 30-Sep-06
Cash Flows from Operating Activities:	
Net Profit (Loss)	$ 39,419
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation	166
Changes in operating assets and liabilities:	
(Increase) Decrease Accounts Receivable	(18,631)
(Increase) Decrease Inventory	(8,295)
(Increase) Decrease Prepaid Expenses	(2,776)
Increase (Decrease) Accounts Payables and Accruals	28,066
Increase (Decrease) Due to Officers	42,559
Net Cash Flows Provided by Operating Activities	80,508
Cash Flows from Investing Activities:	
Purchase of Fixed Assets	1,000
Net Cash Flows Used by Investing Activities	1,000
Cash Flows from Financing Activities:	
Issuance of Common Stock	5,182
Net Cash Flows Provided by Financing Activities	5,182
Net Increase in Cash	86,690
Cash at Beginning of Period	6,173
Cash at End of Period	$ 92,863

Supplemental Disclosure of Cash Flows Information:

Cash paid for interest	$ -
Cash paid for taxes	$ -

The accompanying notes are an integral part of these financial statements.

WIRELESS DATA SOLUTIONS, INC.
Consolidated Statements of Cash Flows

Indirect Method

	Year Ended
	30-Sep-06
Cash Flows from Operating Activities:	
Net Profit (Loss)	$ 39,419
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation	166
Changes in operating assets and liabilities:	
(Increase) Decrease Accounts Receivable	(18,631)
(Increase) Decrease Inventory	(8,295)
(Increase) Decrease Prepaid Expenses	(2,776)
Increase (Decrease) Accounts Payables and Accruals	28,066
Increase (Decrease) Due to Officers	42,559
Net Cash Flows Provided by Operating Activities	80,508
Cash Flows from Investing Activities:	
Purchase of Fixed Assets	1,000
Net Cash Flows Used by Investing Activities	1,000
Cash Flows from Financing Activities:	
Issuance of Common Stock	5,182
Net Cash Flows Provided by Financing Activities	5,182
Net Increase in Cash	86,690
Cash at Beginning of Period	6,173
Cash at End of Period	$ 92,863

Supplemental Disclosure of Cash Flows Information:

Cash paid for interest	$ -
Cash paid for taxes	$ -

The accompanying notes are an integral part of these financial statements.

WIRELESS DATA SOLUTIONS, INC.
Notes to Consolidated Financial Statements
September 30, 2006

Note 1 - Organization and Summary of Significant Accounting Policies:

Organization:
Wireless Data Solution, Inc. was incorporated in 1987 under the laws of the state of Utah. The Company develops and markets digital mobile data terminals and associated software for vehicle fleet management. The equipment is designed, assembled, marketed and sold by Distributed Networks, Inc. (DINE), a subsidiary of Wireless Data Solutions which was acquired in 1987 in a purchase agreement. Wireless Data Solutions occupies an office in St. Cloud MN, and it's wholly owned subsidiary DINET occupies office space in Oceanside, CA, the principal location for all design, marketing and distribution of the Company's products and services. The Company's fiscal year end is September 30.

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles..

Cash and Cash Equivalents:

The Company considers all highly liquid debt instruments, purchased with an original maturity of three months or less, to be cash equivalents.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of Wireless Data Solutions, Inc. and Distributed Networks, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates:

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Net Income Per Share:

Net loss per share is based on the weighted average number of common shares outstanding during the period.

Property and Equipment

Equipment and property are capitalized at acquisition cost and depreciated utilizing the straight-line method over its estimated useful life. Maintenance, repairs and minor renews are charged to operations as incurred. Office furniture and equipment is depreciated using the straight-line method over the useful life of the equipment usually 5 years.

WIRELESS DATA SOLUTIONS, INC.
Notes to Consolidated Financial Statements
September 30, 2006

Other Comprehensive Income

The Company has no material components of other comprehensive income (loss), and accordingly, net loss is equal to comprehensive loss in all periods.

Inventory:

The inventory for the year ended September 30, 2006 consists of the following:

Raw Materials	$33,000
Work-in Progress	21,500
Overlays	6,344
Demo Equipment	5,738
Total Inventory	$66,582

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of Wireless Data Solutions, Inc. and its subsidiary Distributed Networks, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

Minority Interest:

In a 1991/1992 private offering, Dinet sold 20 shares of $1,000 face value preferred stock, each of which is convertible into 800 shares of Dinet common stock. The 12% annual non-cummulative dividend increased to 25% in January 1995. The preferred stock is callable upon payment of (1) An 18% premium (which decreased to 15% in January 1995) for each year the stock is outstanding and (2) all accrued dividends; the call premium is cumulative.

Note 2 – Federal Income Taxes:

The Company has made no provision for income taxes because there have been no operations to date causing income for financial statements or tax purposes.

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards Number 109 ("SFAS 109"). "Accounting for Income Taxes", which requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Deferred tax assets	
Net operating loss carryforwards	$ 3,009,375
Valuation allowance	(3,009,375)
Net deferred tax assets	$ 0

At September 30, 2006, the Company had net operating loss carryforwards of approximately $3,009,375 for federal income tax purposes. These carryforwards if not utilized to offset taxable income will begin to expire in 2024.

WIRELESS DATA SOLUTIONS, INC.
Notes to Consolidated Financial Statements
September 30, 2006

Note 3 – Going Concern:

The Company's financial statements have been prepared on the basis that it is a going concern, which contemplated the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's current liabilities exceed the current assets by $178,545 and an accumulated deficit of $3,009,375.

The Company's ability to continue as a going concern is dependent upon its ability to develop additional sources of capital to achieve profitable operations. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties. Management is seeking new capital to revitalize the Company.

Note 4 – Capital Stock Transactions:

The authorized capital stock of the Company is 25,000,000 shares of common stock at $.001 par value and 3,000,000 shares of preferred stock at $.002 par value as of September 30, 2005. The Company issued 300,000 shares of common stock for cash of $3,000 and 2,182,934 shares of common stock for services of $2,182. The major shareholders of Wireless Data Solutions hold 20,000 shares of preferred stock in Distributed Networks, Inc.

Note 5 – Segment Information

Wireless Data Solutions, Inc. operates primarily in a single operating segment, sale and production of digital mobile data terminals for vehicle fleet management.

Note 6 – Notes Payable – Shareholder:

On September 30, 2006 the Company had the following Notes Payable:

Note payable to John Doubek, bearing 10% interest per annum, due upon demand.	$ 50,000
Note payable to John Doubek, bearing 10% interest per annum, due upon demand.	28,403
Total Notes Payable - Shareholder	$ 78,403

Note 7 – Financial Accounting Developments:

Recently Issued Accounting Pronouncements.

In December 2004, the FASB issued SFAS No. 123R (revised 2004) "Share-Based Payment" which amends FASB Statement No. 123 and will be effective for public companies for interim or annual periods beginning June 15, 2005. The new statement will require entities to expense employee stock options and other share-based payments. The new standard may be adopted in one of three ways – the modified prospective transition method, a variation of the modified transition method or the modified retrospective transition method. The Company is to evaluate how it will adopt the standard and the evaluation the effect that the adoption of SFAS 123R will have on the financial position and results of operations.

Note 7 – Financial Accounting Developments (Cont):

In November 2004, the FASB issued SFAS No. 151, *"Inventory Costs, an amendment of ARB No. 43, Chapter 4."* The statement amends the guidance in ARB No. 43, Chapter 4, *Inventory Pricing*, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Paragraph 5 of ARB No. 43, Chapter 4 previously stated that "under some circumstances, items such as idle facility expense, excessive spoilage, double freight and re-handling costs may be so abnormal as to require treatment as current period charges". SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the prospectively and are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The adoption of SFAS No. 151 does not have an impact on the Company's financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153, *Exchange of Non-monetary Assets, an amendment of APB Opinion No. 29.* The guidance in APB opinion No. 29, *Accounting for Non-monetary Transactions*, is based on the principle that exchange of non-monetary assets should be measured on the fair value of the assets exchanges. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets that do not have commercial substance. A non-monetary has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary exchanges occurring in fiscal periods beginning June 15, 2005. The adoption of SFAS No. 153 is not expected to have an impact on the Company's financial position and results of operations.

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective no later than the end of fiscal years ending after December 15, 2005. The Company will adopt FIN 47 beginning the first quarter of fiscal year 2006 and does not believe the adoption will have a material impact on its consolidated financial position or results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and a correction of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of 2006. The Company is currently evaluating the effect that the adoption of SFAS 154 will have on its results of operations and financial condition but does not expect it to have a material impact.

WIRELESS DATA SOLUTIONS, INC.
Notes to Consolidated Financial Statements
September 30, 2006

Note 7 – Financial Accounting Developments (Cont):

In June 2005, the Emerging Issues Task Force, or EITF, reached a consensus on Issue 05-6, *Determining the Amortization Period for Leasehold Improvements,* which requires that leasehold improvements acquired in a business combination purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. EITF 05-6 is effective for periods beginning after July 1, 2005. We do not expect the provisions of this consensus to have a material impact on the financial position, results of operations or cash flows.

Note 8 – Related Party Transactions:

Officers of the Company Pat Makovec and Bob Chase are owed accrued salaries and money to pay expenses of Company in the amount of $194,354 to be paid upon demand. There is no interest accrued on this amount.

WIRELESS DATA SOLUTIONS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 and 2004

WIRELESS DATA SOLUTIONS, INC.
Consolidated Balance Sheets

	Audited September 30, 2005	Audited September 30, 2004
ASSETS:		
Current Assets:		
Cash	$ 6,173	$ 6,007
Accounts Receivable (Net)	22,863	71,306
Inventory	58,287	64,442
Prepaid Expenses	286	286
Total Current Assets	87,609	142,041
Fixed Assets:		
Office Furniture and Equipment	72,048	72,048
Accumulated Depreciation	(72,048)	(69,138)
Total Fixed Assets	-	2,910
Other Assets:		
Deposit	-	4,978
TOTAL ASSETS	$ 87,609	$ 149,929
LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Accounts Payable	$ 21,488	$ 68,864
Accrued Interest	23,403	18,403
Accrued Expenses	63,225	36,478
Due to Officers	151,805	46,995
Notes Payable - Stockholder	50,000	50,000
Total current liabilities	309,921	220,740
Minority Interest in Subsidiaries	20,000	20,000
Stockholders' Equity (Deficit):		
Preferred Stock, $.002 par value, 3,000,000 shares authorized, no shares issued or outstanding	-	-
Common Stock, $.001 par value; 25,000,000 shares authorized; 17,893,934 shares issued and outstanding December 31, 2005 15,142,434 shares issued and outstanding December 31, 2004	17,894	15,142
Common stock to be issued	410,126	410,126
Additional Paid-in Capital	2,378,462	2,373,962
Accumulated Deficit	(3,048,794)	(2,890,041)
Total stockholders' equity (deficit)	(242,312)	(90,811)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 87,609	$ 149,929

The accompanying notes are an integral part of these financial statements.

WIRELESS DATA SOLUTIONS, INC.
Consolidated Statements of Operations

	September 30, 2005	September 30, 2004
Revenue:		
Net Product Sales	$ 322,848	$ 606,870
Repairs and Mainenance	36,174	43,885
Engineering Services	12,802	36,350
Total Revenue	371,824	687,105
Cost of Sales	185,286	330,861
Gross Profit	186,538	356,244
Expenses:		
General and administrative	340,196	343,398
Total Expenses	340,196	343,398
Other Income/Expense:		
Miscellaneous Income	-	5,550
Interest Expense	(5,095)	(5,171)
Interest Income	-	6
Total Other Income/Expense	(5,095)	385
Net Profit (Loss)	$ (158,753)	$ 13,231
Basic and diluted earnings per common share	$ (0.01)	$ 0.01
Weighted average common shares outstanding	15,465,763	15,142,434

The accompanying notes are an integral part of these financial statements.

WIRELESS DATA SOLUTIONS, INC.
Consolidated Statements of Cash Flows

Indirect Method

	September 30, 2005	September 30, 2004
Cash Flows from Operating Activities:		
Net Profit (Loss)	$ (158,753)	$ 13,231
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation	2,910	3,521
Changes in operating assets and liabilities:		
Decerease Deposits	4,978	96
(Increase) Decrease Accounts Receivable	48,443	(51,004)
Decrease Inventory	6,155	6,659
Decrease Prepaid Expenses	-	2,422
Increase (Decrease) Accounts Payables and Accruals	(15,629)	(7,138)
Net Cash Flows Used by Operating Activities	(111,896)	(32,213)
Cash Flows from Investing Activities:		
Purchase of Fixed Assets	-	-
Net Cash Flows Provided by Investing Activities	-	-
Cash Flows from Financing Activities:		
Proceeds from Officers	104,810	14,826
Proceeds from Stockholders	-	-
Issuance of Common Stock	7,252	-
Net Cash Flows Provided by Financing Activities	112,062	14,826
Net Increase (Decrease) in Cash	166	(17,387)
Cash at Beginning of Period	6,007	23,394
Cash at End of Period	$ 6,173	$ 6,007

Supplemental Disclosure of Cash Flows Information:

	2005	2004
Cash paid for interest	$ -	$ -
Cash paid for taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

WIRELESS DATA SOLUTIONS, INC.
Consolidated Stockholders' Equity (Deficit)
September 30, 2005

	Common Stock		Additional Paid-In	Accumulated	Stocks To Be	
	# of Shares	Amount	Capital	(Deficit)	Issued	Totals
Balance - September 30, 2002	15,142,434	$ 15,142	$ 2,373,962	$ (2,847,345)	$ 410,126	$ (48,115)
Net Loss for year	-	-	-	(55,927)	-	(55,927)
Balance - September 30,2003	15,142,434	15,142	2,373,962	(2,903,272)	410,126	(104,042)
Net Loss for year	-	-	-	13,231	-	13,231
Balance - September 30, 2004	15,142,434	15,142	2,373,962	(2,890,041)	410,126	(90,811)
Issuance of stock for cash	500,000	500	4,500	-	-	5,000
Issuance of stock for cash	2,251,500	2,252	-	-	-	2,252
Net Loss for year	-	-	-	(158,753)	-	(158,753)
Balance - September 30, 2005	17,893,934	$ 17,894	$ 2,378,462	$ (3,048,794)	$ 410,126	$ (242,312)

The accompanying notes are an integral part of these financial statements.

WIRELESS DATA SOLUTIONS, INC.
Notes to Consolidated Financial Statements
September 30, 2005 and 2004

Note 1 - Organization and Summary of Significant Accounting Policies:

Organization:
Wireless Data Solution, Inc. was incorporated in 1987 under the laws of the state of Utah. The Company develops and markets digital mobile data terminals and associated software for vehicle fleet management. The equipment is designed, assembled, marketed and sold by Distributed Networks, Inc. (DINE), a subsidiary of Wireless Data Solutions which was acquired in 1987 in a purchase agreement. Wireless Data Solutions occupies an office in St. Cloud MN, and it's wholly owned subsidiary DINET occupies office space in Oceanside, CA, the principal location for all design, marketing and distribution of the Company's products and services. The Company's fiscal year end is September 30.

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles..

Cash and Cash Equivalents:

The Company considers all highly liquid debt instruments, purchased with an original maturity of three months or less, to be cash equivalents.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of Wireless Data Solutions, Inc. and Distributed Networks, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates:

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Net Loss Per Share:

Net loss per share is based on the weighted average number of common shares outstanding during the period.

Property and Equipment

Equipment and property are capitalized at acquisition cost and depreciated utilizing the straight-line method over its estimated useful life. Maintenance, repairs and minor renews are charged to operations as incurred. Office furniture and equipment is depreciated using the straight-line method over the useful life of the equipment usually 5 years.

WIRELESS DATA SOLUTIONS, INC.
Notes to Consolidated Financial Statements
September 30, 2005 and 2004

Other Comprehensive Income

The Company has no material components of other comprehensive income (loss), and accordingly, net loss is equal to comprehensive loss in all periods.

Inventory:

The inventory for the year ended September 30, 2005 consists of the following:

Raw Materials	$31,282
Work-in Progress	14,410
Overlays	6,857
Demo Equipment	5,738
Total Inventory	$58,287

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of Wireless Data Solutions, Inc. and its subsidiary Distributed Networks, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

Minority Interest:

In a 1991/1992 private offering, Dinet sold 20 shares of $1,000 face value preferred stock, each of which is convertible into 800 shares of Dinet common stock. The 12% annual non-cummulative dividend increased to 25% in January 1995. The preferred stock is callable upon payment of (1) An 18% premium (which decreased to 15% in January 1995) for each year the stock is outstanding and (2) all accrued dividends; the call premium is cumulative.

Note 2 – Federal Income Taxes:

The Company has made no provision for income taxes because there have been no operations to date causing income for financial statements or tax purposes.

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards Number 109 ("SFAS 109"). "Accounting for Income Taxes", which requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Deferred tax assets	
Net operating loss carryforwards	$ 3,048,794
Valuation allowance	(3,048,794)
Net deferred tax assets	$ 0

At September 30, 2005, the Company had net operating loss carryforwards of approximately $3,048,794 for federal income tax purposes. These carryforwards if not utilized to offset taxable income will begin to expire in 2024.

WIRELESS DATA SOLUTIONS, INC.
Notes to Consolidated Financial Statements
September 30, 2005 and 2004

Note 3 – Going Concern:

The Company's financial statements have been prepared on the basis that it is a going concern, which contemplated the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's current liabilities exceed the current assets by $242,312 and an accumulated deficit of $3,048,794.

The Company's ability to continue as a going concern is dependent upon its ability to develop additional sources of capital to achieve profitable operations. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties. Management is seeking new capital to revitalize the Company.

Note 4 – Capital Stock Transactions:

The authorized capital stock of the Company is 25,000,000 shares of common stock at $.001 par value and 3,000,000 shares of preferred stock at $.002 par value as of September 30, 2005. The Company issued 500,000 shares of common stock for cash of $5,000 and 2,251.500 shares of common stock for cash of $2,251. The major shareholders of Wireless Data Solutions hold 20,000 shares of preferred stock in Distributed Networks, Inc.

Note 5 – Segment Information

Wireless Data Solutions, Inc. operates primarily in a single operating segment, sale and production of digital mobile data terminals for vehicle fleet management.

Note 6 – Notes Payable – Shareholder:

On September 30, 2005 the Company had the following Notes Payable:

Note payable to John Doubek, bearing 10% interest per annum, due upon demand.	$ 50,000
Note payable to John Doubek, bearing 10% interest per annum, due upon demand.	23,403
Total Notes Payable - Shareholder	$ 73,403

Note 7 – Financial Accounting Developments:

Recently Issued Accounting Pronouncements.

In December 2004, the FASB issued SFAS No. 123R (revised 2004) "Share-Based Payment" which amends FASB Statement No. 123 and will be effective for public companies for interim or annual periods beginning June 15, 2005. The new statement will require entities to expense employee stock options and other share-based payments. The new standard may be adopted in one of three ways – the modified prospective transition method, a variation of the modified transition method or the modified retrospective transition method. The Company is to evaluate how it will adopt the standard and the evaluation the effect that the adoption of SFAS 123R will have on the financial position and results of operations.

Note 7 – Financial Accounting Developments (Cont):

In November 2004, the FASB issued SFAS No. 151, *"Inventory Costs, an amendment of ARB No. 43, Chapter 4."* The statement amends the guidance in ARB No. 43, Chapter 4, *Inventory Pricing,* to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Paragraph 5 of ARB No. 43, Chapter 4 previously stated that "under some circumstances, items such as idle facility expense, excessive spoilage, double freight and re-handling costs may be so abnormal as to require treatment as current period charges". SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the prospectively and are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The adoption of SFAS No. 151 does not have an impact on the Company's financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153, *Exchange of Non-monetary Assets, an amendment of APB Opinion No. 29.* The guidance in APB opinion No. 29, *Accounting for Non-monetary Transactions,* is based on the principle that exchange of non-monetary assets should be measured on the fair value of the assets exchanges. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets that do not have commercial substance. A non-monetary has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary exchanges occurring in fiscal periods beginning June 15, 2005. The adoption of SFAS No. 153 is not expected to have an impact on the Company's financial position and results of operations.

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective no later than the end of fiscal years ending after December 15, 2005. The Company will adopt FIN 47 beginning the first quarter of fiscal year 2006 and does not believe the adoption will have a material impact on its consolidated financial position or results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and a correction of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of 2006. The Company is currently evaluating the effect that the adoption of SFAS 154 will have on its results of operations and financial condition but does not expect it to have a material impact.

WIRELESS DATA SOLUTIONS, INC.
Notes to Consolidated Financial Statements
September 30, 2005 and 2004

Note 7 – Financial Accounting Developments (Cont):

In June 2005, the Emerging Issues Task Force, or EITF, reached a consensus on Issue 05-6, *Determining the Amortization Period for Leasehold Improvements,* which requires that leasehold improvements acquired in a business combination purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. EITF 05-6 is effective for periods beginning after July 1, 2005. We do not expect the provisions of this consensus to have a material impact on the financial position, results of operations or cash flows.

Note 8 – Related Party Transactions:

Officers of the Company Pat Makovec and Bob Chase are owed accrued salaries and money to pay expenses of Company in the amount of $151,805 to be paid upon demand. There is no interest accrued on this amount.

Exhibit 2

Charter and By-Laws

STATE OF NEVADA


THE GREAT SEAL OF THE STATE OF
NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Filing Acknowledgement

June 18, 2007

Job Number	**Corporation Number**	
C20070619-3101	E0451642007-2	
Filing Description	**Document Filing Number**	**Date/Time of Filing**
Articles of Incorporation	20070421286-22	June 18, 2007 09:49:29 AM

Corporation Name	**Resident Agent**
WIRELESS DATA SOLUTIONS, INC.	THE CORPORATE PLACE, INC.

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recordings Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

ROSS MILLER
Secretary of State

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

SECRETARY OF STATE


NEVADA
STATE OF NEVADA

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **WIRELESS DATA SOLUTIONS, INC.**, did on June 18, 2007, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on June 29, 2007.


THE GREAT SEAL OF THE STATE OF
ALL FOR OUR COUNTRY
NEVADA

ROSS MILLER
Secretary of State

By

Certification Clerk



ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number 20070421286-22
Ross Miller Secretary of State State of Nevada	Filing Date and Time 06/18/2007 9:49 AM
	Entity Number E0451642007-2

Articles of Incorporation

(PURSUANT TO NRS 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	WIRELESS DATA SOLUTIONS, INC.
2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)	THE CORPORATE PLACE, INC. Name 823 SOUTH SIXTH STREET, SUITE 100 / LAS VEGAS / Nevada / 89101 (MANDATORY) Physical Street Address / City / Zip Code N/A (OPTIONAL) Mailing Address / City / State / Zip Code
3. Shares: (number of shares corporation is authorized to issue)	Number of shares with par value: 100,000,000 — Par value per share: $ .001 — Number of shares without par value:
4. Names & Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than 3 directors/trustees)	1. PAT MAKOVEC Name 823 SOUTH SIXTH STREET, SUITE 100 / LAS VEGAS / NV / 89101 Street Address / City / State / Zip Code 2. Name Street Address / City / State / Zip Code 3. Name Street Address / City / State / Zip Code
5. Purpose: (optional - see instructions)	The purpose of this Corporation shall be:
6. Name, Address and Signature of Incorporator: (attach additional page if more than 1 incorporator)	PAT MAKOVEC Name X [signature] Signature 823 SOUTH SIXTH STREET, SUITE 100 / LAS VEGAS / NV / 89101 Address / City / State / Zip Code
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. X [signature: Jenelle Carlson] Authorized Signature of R. A. or On Behalf of R. A. Company 6/15/07 Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State Form 78 Articles 2007
Revised on 01/01/07

STATE OF NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

June 29, 2007

Job Number: C20070619-3101
Reference Number: 00001399555-47
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20070421286-22	Articles of Incorporation	1 Pages/1 Copies

Respectfully,

ROSS MILLER
Secretary of State

By

Certification Clerk

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

BYLAWS

OF

PRODUCTS, SERVICES & TECHNOLOGY CORP.

A Corporation
Organized Under the
Utah Revised Business Corporation Act

INDEX TO BYLAWS

OF

PRODUCTS, SERVICES & TECHNOLOGY CORP.

Page

Page

BYLAWS

OF

PRODUCTS, SERVICES & TECHNOLOGY CORP.

Approved by Resolution of the Shareholders and Board of Directors of the Corporation Dated Effective as of May 30, 1997.

ARTICLE I

Offices

Section 1.01 Business Offices. The corporation may have such offices as the Board of Directors may from time to time determine or as the business of the corporation may from time to time require.

Section 1.02 Principal Office. The principal office of the corporation shall be located at 1016 Shore Acres Drive, Leesburg, Florida 34748, or at any other place as may be designated in the most recent document on file with the Utah Department of Commerce, Division of Corporations and Commercial Code (the "Division") providing information regarding the principal office of the corporation. The corporation shall maintain at its principal office a copy of such corporate records as may be required by Section 1601 of the Utah Revised Business Corporation Act (the "Act").

Section 1.03 Registered Office. The registered office of the corporation required to be maintained by Section 501 of the Act shall be the registered office as originally so designated in the corporation's articles of incorporation or subsequently designated as the corporation's registered office in the most recent document on file with the Division providing such information. The corporation shall maintain a registered agent at the registered office, as required by Section 501 of the Act. The registered office and registered agent may be changed from time to time as provided in Sections 502 and 503 of the Act.

ARTICLE II

Shareholders

Section 2.01 Rights and Meetings of Shareholders. The shareholders of this corporation shall have the rights afforded to them by the Act, subject to the provisions of these Bylaws. Meetings of the shareholders shall be held in accordance with the requirements of the Act and these Bylaws.

ARTICLE III

Board of Directors

Section 3.01 General Powers. As provided in Section 801 of the Act, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of the board of directors, consistent with the provisions of the Act, subject to any limitation set forth in the articles of incorporation.

Section 3.02 Number, Tenure and Qualifications. The number of directors of this corporation shall be as fixed from time to time by resolution of the board of directors or shareholders amending this bylaw, but in no instance shall there be fewer directors than the minimum number required by Section 803 of the Act. The exact number of directors shall be two, until changed, subject to the limitations set forth above, by a resolution duly adopted by the board of directors or shareholders amending this Section 3.02.

Each director shall hold office until the next annual meeting of shareholders or until removed. However, a director whose term expires shall continue to serve until such director's successor shall have been elected and qualified or until there is a decrease in the authorized number of directors. No decrease in the authorized number of directors shall have the effect of shortening the term of any incumbent director.

ARTICLE IV

Officers

Section 4.01 Number and Qualifications. The officers of the corporation shall be such officers as may be appointed by the board of directors, and may include one or more of: a president, chief executive officer, chief operating officer, chief financial officer, treasurer, controller, and secretary. The corporation may also have such other officers and assistant officers as the board of directors in its discretion may determine, by resolution, to be appropriate, including a chairman of the board, one or more vice-presidents, assistant secretaries and assistant treasurers. All such officers shall be appointed by the board of directors, except that if specifically authorized by the board of directors, an officer may appoint one or more officers or assistant officers (see Section 830 of the Act). The same individual may simultaneously hold more than one office in the corporation.

Section 4.02 Appointment and Term of Office. The officers of the corporation shall be appointed by the board of directors (or, to the extent permitted by Section 4.01 above, by an officer specifically authorized by the board to make such appointments), for such terms as may be determined by the board of directors. Neither the appointment of an officer nor the designation of a specified term creates or grants to the officer any contract rights, and the board can remove the officer at any time prior to the termination of any term for which the officer may have been appointed. If no other term is specified, officers shall hold office until they resign, die, or until they are removed or replaced in the manner provided in Section 832 of the Act.

Section 4.03 Authority and Duties. Except as otherwise established by the board of directors, the officers of the corporation shall have the authority and perform the duties specified below and as may be additionally specified by the president, the board of directors or these bylaws (and in all cases where the duties of any officer are not prescribed by the bylaws or by the board of directors, such officer shall follow the orders and instructions of the president), except that in any event each officer shall exercise such powers and perform such duties as may be required by law:

(a) President. The president shall, subject to the direction and supervision of the board of directors, (i) be the chief executive officer of the corporation and have general and active control of its affairs and business and general supervision of its officers, agents and employees; (ii) unless there is a chairman of the board, preside at all meetings of the shareholders and the board of directors; (iii) see that all orders and resolutions of the board of directors are carried into effect; and (iv) perform all other duties incident to the office of president and as from time to time may be assigned to the president by the board of directors. The director may sign, with the secretary or any other proper officer of the corporation authorized to take such action, certificates for shares of the corporation. The president may also sign, subject to such restrictions and limitations as may be imposed from time to time by the board of directors, deeds, mortgages, bonds, contracts or other instruments which have been duly approved for execution.

(b) Vice-Presidents. The vice-president, if any (or if there is more than one then each vice-president), shall assist the president and shall perform such duties as may be assigned by the president or by the board of directors. The vice-president, if there is one (or if there is more than one then the vice-president designated by the board of directors, or if there be no such designation then the vice-presidents in order of their election), shall, at the request of the president, or in the event of the president's absence or inability or refusal to act, perform the duties of the president and when so acting shall have all the powers of and be subject to all the restrictions upon the president. Any vice-president may sign, with the secretary or an assistant secretary, certificates for shares of the corporation the issuance of which have been authorized by resolution of the board of directors. Vice-presidents shall perform such other duties as from time to time may be assigned to them by the president or by the board of directors. Assistant vice-presidents, if any, shall have such powers and perform such duties as may be assigned to them by the president or by the board of directors.

(c) Secretary. The secretary shall: (i) have responsibility for the preparation and maintenance of minutes of the proceedings of the shareholders and of the board of directors; (ii) have responsibility for the preparation and maintenance of the other records and information required to be kept by the corporation under Section 1601 of the Act; (iii) see that all notices are duly given in accordance with the provisions of these bylaws or as required by the Act or other applicable law; (iv) be custodian of the corporate records and of any seal of the corporation; (v) when requested or required, authenticate any records of the corporation; (vi) keep a register of the post office address of each shareholder which shall be furnished to the secretary by such shareholder; (vii) sign with the president, or a vice-president, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the board of directors; (viii) have general charge of the stock transfer books of the corporation, unless the corporation has a transfer agent; and (ix) in general perform all duties incident to the office of secretary, including those identified in the Act, and such other duties as from time to time may be assigned to the secretary by the president or the board of directors. Assistant secretaries, if any, shall have the same duties and powers, subject to supervision by the secretary.

(d) Treasurer. The treasurer shall: (i) be the principal financial officer of the corporation and have responsibility for the care and custody of all its funds, securities, evidences of indebtedness and other personal property and deposit and handle the same in accordance with instructions of the board of directors; (ii) receive and give receipts and acquittances for moneys paid in on account of the corporation, and pay out of funds on hand all bills, payrolls and other just debts of the corporation of whatever nature upon maturity; (iii) unless there is a controller, be the principal accounting officer of the corporation and as such prescribe and maintain the methods and systems of accounting to be followed, keep complete books and records of account, prepare and file all local, state and federal tax returns, prescribe and maintain an adequate system of internal audit and prepare and furnish to the president and the board of directors statements of account showing the financial position of the corporation and the results of its operations; (iv) upon request of the board, make such reports to it as may be required at any time; and (v) perform all other duties incident to the office of treasurer and such other duties as from time to time may be assigned by the board of directors or the president. Assistant treasurers, if any, shall have the same powers and duties, subject to supervision by the treasurer.

Section 4.04 Compensation. Officers shall receive such compensation for their services as may be authorized or ratified by the board of directors and no officer shall be prevented from receiving compensation by reason of the fact that such officer is also a director of the corporation. Appointment as an officer shall not of itself create a contract or other right to compensation for services performed as such officer.

ARTICLE V

Indemnification

Section 5.01 Indemnification of Directors and Officers.

To the maximum extent permitted by the Act or any other applicable law, the corporation shall indemnify its directors and officers in all cases in which a corporation may indemnify a director or officer. Without limiting the foregoing, the corporation shall indemnify its directors and officers in all cases in which in may do so under Section 902 of the Act. This provision constitutes authorization of indemnification as contemplated in Section 906 of the Act, so that the corporation can indemnify directors once a determination has been made in the specific case that indemnification is permissible in the circumstances because the director has met the applicable standard of conduct set forth in Section 902 of the Act, as referenced above. The corporation shall consider and act as expeditiously as possible on any and all requests by a director for indemnification.

CERTIFICATE OF ADOPTION OF BYLAWS

OF

PRODUCTS, SERVICES & TECHNOLOGY CORP.

The undersigned hereby certifies that he is the duly appointed and acting President of Products, Services & Technology Corp. (the "Corporation"), and that the foregoing bylaws were approved and adopted by the shareholders and board of directors of the Corporation effective as of May 30, 1997.

Executed effective as of May 30, 1997.

[signature]
Michael McLaughlin, President

#41623

175085-16

CERTIFICATE OF AMENDMENT OF
ARTICLES OF INCORPORATION OF
PRODUCTS, SERVICES & TECHNOLOGY CORPORATION

Henry A. Hanson and Michael B. McLaughlin, being duly authorized by the common shareholders owning more than a majority of the issued and outstanding shares of Products, Services & Technology Corporation, hereby certify that they are the President and Secretary, respectively, of Products, Services & Technology Corporation, a corporation organized and existing under the laws of the State of Oregon, and that the shareholders at their annual shareholders meeting held on March 31, 1989, adopted the following resolution:

RESOLVED, that Article IV, A. be amended to state:

"The aggregate number of shares which the corporation shall have authority to issue is 25,000,000 shares of common stock of the par value of $.001, and 3,000,000 shares of preferred stock of the par value of $.002 per share."

RESOLVED, that the President and Secretary of the corporation be, and hereby are, authorized and directed to execute and file with the Secretary of State of the State of Oregon the Amendment to the Articles of Incorporation on behalf of the corporation. There were 26,491,864 shares outstanding and entitled to vote for this Amendment. A total of 20,859,713 shares were present in person or by proxy. There were 20,779,663 votes for, 64,250 votes against, and 15,800 votes abstaining.

IN TESTIMONY WHEREOF, the undersigned President and Secretary have executed this Certificate of Amendment of Restated Articles of Incorporation on this 19th day of April, 1989.

Henry A. Hanson, President

Michael B. McLaughlin, Secretary

Section 5.02 Advances of Expenses.

Pursuant to the provisions of Section 904 and 907 of the Act, if a determination is made, following the procedures of Section 906(b) of the Act, that a director or officer has met the statutory requirements for advancement of expenses, and if an authorization of payment is made, following the procedures and standards set forth in Section 906 of the Act, then the corporation may pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding in advance of final disposition of the proceeding.

Section 5.03 Scope of Indemnification. The indemnification and advancement of expenses authorized by this Article V is intended to permit and require the corporation to indemnify to the fullest extent permitted by the laws of the State of Utah any and all persons whom it shall have power to indemnify under such laws from and against any and all of the expenses, disabilities, or other matters referred to in or covered by such laws.

Section 5.04 Other Rights and Remedies. The rights to indemnification and advancement of expenses provided in this Article V shall be in addition to any other rights which a party may have or hereafter acquire under any applicable law, contract, order, or otherwise.

Section 5.05 Severability. If any provision of this Article shall be held to be invalid, illegal or unenforceable for any reason, the remaining provisions of this Article shall not be affected or impaired thereby, but shall, to the fullest extent possible, be construed so as to give effect to the intent of this Article that each party covered hereby is entitled to the fullest protection permitted by law.

ARTICLE VI

Shares

Section 6.01 Issuance and Transfer of Shares. The board of directors may authorize the issuance of shares for consideration consisting of any tangible or intangible property or benefit to the corporation, including cash, promissory notes, services performed, contracts or arrangements for services to be performed, or other securities of the corporation, in accordance with the provisions of the Act..

ARTICLE VII

Amendments to Bylaws

Section 7.01 Authority to Amend. As provided in Section 1020 of the Act, this corporation's board of directors may amend these bylaws at any time, except to the extent that the articles of incorporation, these bylaws, or the Act reserve such power exclusively to the shareholders, in whole or part. The corporation's shareholders may amend these bylaws at any time.

ARTICLE VIII

Miscellaneous

Section 8.01 Corporate Seal. The board of directors may provide for a corporate seal, to be in such a form as the directors may determine to be appropriate, and any officer of the corporation may, when and as required or as determined to be appropriate, affix or impress the seal, or a facsimile thereof, to or on any instrument or document of the corporation.

Section 8.02 Fiscal Year. The fiscal year of the corporation shall end on December 30 of each year, unless otherwise established by the board of directors.

(END)

RECEIVED
JUN - 2 1997
UT DIV. OF CORP. & COMM. CODE

ARTICLES OF DOMESTICATION OF PRODUCTS, SERVICES & TECHNOLOGY CORP.

Products, Services & Technology Corp., an Oregon corporation (the "Corporation"), desires to become a domestic Utah business corporation, subject to the provisions of the Utah Revised Business Corporation Act, as amended (the "Act"). Pursuant to the provisions of Section 1540 of the Act, the Corporation's Board of Directors has adopted, and its shareholders have approved, these Articles of Domestication, for filling with the Utah Department of Commerce, Division of Corporations and Commercial Code (the "Division"), for the purposes of effecting the desired domestication of the Corporation in Utah.

1. The Corporation was first incorporated in the State of Oregon on March 7, 1984, pursuant to the terms of the Oregon Revised Statutes, under the name Gold Genie Worldwide, Inc.

2. The Corporation's name was changed to Products, Services & Technology Corp. on June 13, 1988, by filing of a Certificate of Amendment of its Articles of Incorporation with the Oregon Secretary of State.

3. Immediately prior to the filing of these Articles of Domestication with the Division, the name of the Corporation is Products, Services & Technology Corp.

4. Immediately prior to the filing of these Articles of Domestication with the Division, the State of Oregon constituted the location of incorporation of the Corporation, and the principal office and principal place of business of the Corporation were in the State of Florida.

5. As of the date hereof, the Corporation owns no property and has no office in the State of Oregon.

6. By filing these Articles of Domestication, the Articles of Incorporation of this Corporation, as previously amended, are hereby further amended and restated to read in their entirety as follows:

"ARTICLE I

The name of this corporation is PRODUCTS, SERVICES & TECHNOLOGY CORP.

ARTICLE II

The corporation is organized to engage in any lawful acts, activities and pursuits for which a corporation may be organized under the Act.

ARTICLE III

The corporation is authorized to issue two classes of shares to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares the corporation is authorized to issue is Twenty-Eight Million (28,000,000) shares. The number of shares of Common Stock authorized is Twenty-Five Million (25,000,000) shares. The number of shares of Preferred Stock authorized is Three Million (3,000,000) shares.

The preferences, limitations and relative rights of each class of shares are as follows:

A. Terms of Common Stock.

1. Voting Rights. Except as otherwise expressly provided by law or in this Article III, each outstanding share of Common Stock shall be entitled to one (1) vote on each matter to be voted on by the shareholders of the corporation. Except as otherwise expressly provided by law or in this Article III, the Common Stock shall vote together with all other classes and series of shares of the corporation as a single voting group on all actions to be taken by the shareholders of the corporation.

2. Liquidation Rights. Subject to any prior or superior rights of liquidation as may be conferred upon any shares or series of Preferred Stock, and after payment or provision for payment of the debts and other liabilities of the corporation, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation, the holders of Common Stock then outstanding shall be entitled to receive all of the assets and funds of the corporation remaining and available for distribution. Such assets and funds as are to be distributed to the holders of Common Stock shall be divided among and paid to the holders of Common Stock, on a pro-rata basis, according to the number of shares of Common Stock held by them.

3. Dividends. Dividends may be paid on the outstanding shares of Common Stock as and when declared by the Board of Directors, out of funds legally available therefore, provided, however, that no dividends shall be declared or paid with respect to the Common Stock until any preferential dividends required to be paid or set apart with respect to any shares or series of Preferred Stock have been paid or set apart.

4. Residual Rights. All rights accruing to the outstanding shares of the corporation not expressly provided for to the contrary in these Articles of Incorporation or in the corporation's bylaws or in any amendment hereto or thereto shall be vested in the Common Stock.

B Authority of Board of Directors to Establish Terms of Preferred Stock

The Board of Directors, without shareholder action, may amend the corporation's Articles of Incorporation, pursuant to the authority granted to the Board of Directors by Subsection 1002(1)(e) of the Act, to do any of the following:

1. Designate and determine, in whole or in part, the preferences, limitations and relative rights, within the limits set forth in Section 601 of the Act, of the Preferred Stock before the issuance of any shares of Preferred Stock;

2. Create one or more series of Preferred Stock, fix the number of shares of each such series (within the total number of authorized shares of Preferred Stock available for designation as a part of such series), and designate and determine, in whole or part, the preferences, limitations, and relative rights of each series of Preferred Stock, within the limits set forth in Section 601 of the Act, all before the issuance of any shares of such series;

3. Alter or revoke the preferences, limitations and relative rights granted to or imposed upon the Preferred Stock (before the issuance of any shares of Preferred Stock), or upon any wholly unissued series of Preferred Stock; or

4. Increase or decrease the number of shares constituting any series of Preferred Stock, the number of shares of which was originally fixed by the Board of Directors, either before or after the issuance of shares of the series, provided that the number may not be decreased below the number of shares of such series then outstanding, or increased above the total number of authorized shares of the Preferred Stock available for designation as a part of such series.

ARTICLE IV

To the fullest extent permitted by the Utah Revised Business Corporation Act or any other applicable law as now in effect or as it may hereafter be amended, no director of this corporation shall be personally liable to the corporation or to its shareholders for monetary damages for any action taken, or any failure to take any action, as a director. Neither any amendment nor repeal of this Article IV, nor the adoption of any provision in these Articles of Incorporation inconsistent with this Article IV, shall eliminate or reduce the effect of this Article IV in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article IV, would accrue or arise, prior to such amendment, repeal or adoption of inconsistent provision.

ARTICLE V

The street address of the registered office of the corporation is 111 East Broadway, Suite 1100, Salt Lake City, Utah 84111. The name of the corporation's registered agent at that office is Jeffrey M. Vincent. The signature of this registered agent is set forth on the signature page of these articles of incorporation."

7. The Corporation's domestication into the State of Utah, and the amendments to and restatement of the Corporation's Articles of Incorporation as set forth in these Articles of Domestication, were adopted by the Corporation's Board of Directors and approved by its

shareholders, effective as of the 30th day of May, 1997, in accordance with the requirements of Section 1540 and 1003 of the Act.

8. Upon the filing of these Articles of Domestication with the Division, the Corporation shall be domesticated in the State of Utah, shall thereafter be subject to all of the provisions of the Act, and shall continue as if it had been incorporated under the Act.

9. The existence of the Corporation shall be considered to have commenced on March 7, 1984, being the date of its original incorporation in the State of Oregon.

10. These Articles of Domestication, upon filing with the Division, shall become the Articles of Incorporation of the Corporation, and shall be subject to amendment or restatement in the same manner as any other articles of incorporation under the Act.

11. The domestication of the Corporation into the State of Utah upon the filing of these Articles of Domestication with the Division shall not be considered to affect any obligation or liability of the Corporation incurred prior to its domestication.

12. The filing of these Articles of Domestication shall not affect the choice of law applicable to the Corporation, except that from the date the Articles of Domestication are filed with the Division, the law of the State of Utah, including the provisions of the Act, shall apply to the Corporation to the same extent as if the Corporation had been incorporated as a Utah corporation on that date.

13. Upon adoption of the foregoing Articles of Domestication, the Corporation had 8,127,220 shares of common stock outstanding, which were entitled to vote with respect to the Articles of Domestication, and 4,392,136, or approximately 54%, of these shares voted for the adoption and approval of the Articles of Domestication.

IN WITNESS WHEREOF, these Articles of Domestication of Products, Services & Technology Corp. are hereby executed, effective as of the 30th day of May, 1997.

PRODUCTS, SERVICES & TECHNOLOGY CORP.

Mike McLaughlin

Mike McLaughlin, Director and President

The undersigned hereby accepts and acknowledges appointment as the initial registered agent of the corporation named above, and confirms that the undersigned meets the requirements of Section 501 of the Utah Revised Business Corporation Act.

Jeffrey M. Vincent, Registered Agent

Exhibit 3

Plan of Merger



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number
	20070501819-73
Ross Miller	Filing Date and Time
Secretary of State	07/24/2007 8:30 AM
State of Nevada	Entity Number
	E0451642007-2

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 1

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

(Pursuant to Nevada Revised Statutes Chapter 92A)
(excluding 92A.200(4b))

1) Name and jurisdiction of organization of each constituent entity (NRS 92A.200). If there are more than four merging entities, check box ☐ and attach an 81/2" x 11" blank sheet containing the required information for each additional entity.

Wireless Data Solutions, Inc.
Name of merging entity

Utah	Corporation
Jurisdiction	**Entity type ***

Name of merging entity

Jurisdiction	**Entity type ***

Name of merging entity

Jurisdiction	**Entity type ***

Name of merging entity

Jurisdiction	**Entity type ***

and,

Wireless Data Solutions, Inc.
Name of surviving entity

Nevada	Corporation
Jurisdiction	**Entity type ***

* Corporation, non-profit corporation, limited partnership, limited-liability company or business trust.

Filing Fee: $350.00

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger

(PURSUANT TO NRS 92A.200)

Page 2

USE BLACK INK ONLY - DO NOT HIGHLIGHT **ABOVE SPACE IS FOR OFFICE USE ONLY**

2) **Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the survivor in the merger - NRS 92A.1 90):**

Attn:

c/o:

3) **(Choose one)**

☒ **The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200).**

☐ **The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180)**

4) **Owner's approval (NRS 92A.200)(options a, b, or c must be used, as applicable, for each entity) (If there are more than four merging entities, check box ☐ and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity):**

(a) Owner's approval was not required from

Name of merging entity, if applicable

Wireless Data Solutions, Inc. a Utah Corporation
Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Wireless Data Solutions, Inc. a Nevada Corporation
Name of surviving entity, if applicable

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 3

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

(b) The plan was approved by the required consent of the owners of *:

Wireless Data Solutions, Inc. a Utah Corporation
Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Wireless Data Solutions, Inc. a Nevada Corporation
Name of surviving entity, if applicable

* Unless otherwise provided in the certificate of trust or governing instrument of a business trust, a merger must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the merger.

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 4

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

(c) Approval of plan of merger for Nevada non-profit corporation (NRS 92A.160):

The plan of merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Name of surviving entity, if applicable

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 5

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

5) Amendments, if any, to the articles or certificate of the surviving entity. Provide article numbers, if available. (NRS 92A.200)*:

Article IX

9.01 The Board of Directors and the shareholders of Wireless Data Solutions, Inc. Nevada and Wireless Data Solutions, Inc. Utah have approved the merger of Wireless Data Solutions, Inc. Utah into Wireless Data Solutions, Inc. Nevada thereby making Nevada the corporation's State of Incorporation. This merger is for the purpose of changing the corporation's domicile.

6) Location of Plan of Merger (check a or b):

[X] (a) The entire plan of merger is attached;

or,

[ ] (b) The entire plan of merger is on file at the registered office of the surviving corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the surviving entity (NRS 92A.200).

7) Effective date (optional):**

* Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them "Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

** A merger takes effect upon filing the articles of merger or upon a later date as specified in the articles, which must not be more than 90 days after the articles are filed (NRS 92A.240).

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 6

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

8) Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited partnership; A manager of each Nevada limited-liability company with managers or all the members if there are no managers; A trustee of each Nevada business trust (NRS 92A.230)*

(if there are more than four merging entities, check box ☐ and attach an 8 ½" x 11" blank sheet containing the required information for each additional entity.):

Wireless Data Solutions, Inc. (Utah)
Name of merging entity

X [signature] President
Signature Title Date 7/16/07

Name of merging entity

X President
Signature Title Date

Name of merging entity

X
Signature Title Date

Name of merging entity

X
Signature Title Date

Wireless Data Solutions, Inc. (Nevada)
Name of surviving entity

X [signature] President
Signature Title Date 7/16/07

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Agreement and Plan of Merger

THIS AGREEMENT AND PLAN OF MERGER ('Agreement') is dated as of June 13, 2007, between Wireless Data Solutions, Inc. a Utah corporation ('WDS Utah') and Wireless Data Solutions, Inc. a Nevada corporation ('WDSO').

WITNESSETH

WHEREAS, the Board of Directors of WDS Utah have deemed it to be in the best interest of WDS Utah to change its domicile from the state of Utah to the state of Nevada; and

WHEREAS, WDS Utah has an authorized capitalization of 25,000,000 shares of common stock, of which, 20,075,163 shares were issued and outstanding as of June 7, 2007; and

WHEREAS, WDS Utah has an authorized capitalization of 3,000,000 shares of preferred stock, ('WDSO Preferred Stock') of which, no shares were issued and outstanding as of June 7, 2007; and

WHEREAS, WDSO has an authorized capitalization of 200,000,000 shares of common stock, ('WDSO Common Stock') of which, no shares are issued and outstanding as of June 13, 2007; and

WHEREAS, the Board of Directors of WDS Utah and WDSO, deem it advisable for WDS Utah to merge with and into WDSO in accordance with the provisions of the Utah Revised Business Corporations Act and the Nevada Revised Statutes.

NOW THEREFORE, in consideration of the promises and the representations, warranties and agreements herein contained, WDS Utah and WDSO agree that WDS Utah shall merge with and into and WDSO. WDSO shall be the corporation surviving the Merger and the terms and conditions of the Merger, the mode of carrying it into effect and the manner and basis of converting shares in Merger shall be as follows:

ARTICLE I

The Merger

(a) Subject to and in accordance with the provisions of this Agreement, Certificate of Merger shall be executed by WDS Utah and WDSO and filed in the Offices of the Secretary of States of the State of Utah and the State of Nevada as provided in the Utah Revised Business Corporation Act and the Nevada Revised Statutes, respectively.

(b) The Merger shall become effective at the time ('Effective Time') of filing of the Certificate of Merger with the Secretary of State of Nevada in accordance with Section 92A.240 of the Nevada Revised Statutes.

(c) At the Effective Time, WDS Utah shall be merged with and into WDSO. WDSO shall be designated as the surviving corporation and shall continue its corporate existence under the laws of the State of Nevada and the separate existence of WDS Utah shall cease (WDS Utah and WDSO are referred to herein as the 'Constituent Corporations' and WDSO, the corporation designated as the surviving corporation, is referred to herein as the 'Surviving Corporation').

(d) Prior to and after the Effective Time, WDS Utah and WDSO, respectively shall take all such action as may be necessary or appropriate in order (i) to effect the Merger, and (ii) thereafter carry out the purposes of this Agreement to vest in the Surviving Corporation all the rights, privileges, immunities and franchises, as of a public or a private nature, of each Constituent Corporation; and all property, real, personal and mixed, and all debts and all chooses in action, and all and every other interest of or belonging to or due to, each Constituent Corporation, and the officers and Directors of each Constituent Corporation as of the Effective Time shall take all such action.

ARTICLE II

Terms of Conversion of Shares

Shares of WDS Utah Common Stock may be converted to shares of WDSO Common stock on a one hundred share for one share basis.

ARTICLE III

Articles of Incorporation and By-Laws

(a) From and after the Effective Time, the Articles of Incorporation and By-Laws of WDSO as in effect immediately prior to the Effective Time shall be and continue to be the Articles of Incorporation and By-Laws of the Surviving Corporation until amended.

ARTICLE IV

Directors and Officers

The persons who are Directors and officers of WDSO immediately prior to the Effective Time shall continue as the Directors and officers, respectively, of the Surviving Corporation and shall continue to hold office as provided in the By-Laws of the Surviving Corporation. If, at or following the Effective Time, a vacancy shall exist in the Board of Directors or in the position of any officer of the Surviving Corporation, such vacancy may be filled in the manner provided in the By-Laws of the Surviving Corporation.

ARTICLE V

Stock Certificates

Following the Effective Time, each holder of an outstanding certificate or certificates theretofore representing shares of WDS Utah Common Stock may, but shall not be required to, surrender the same to WDSO for cancellation and exchange or transfer, and each such holder or transferee thereof will be entitled to receive a restrictive legend bearing certificate representing one share of WDSO Common Stock for every one hundred shares of WDS Utah Common Stock previously represented by the stock certificate or certificates surrendered. Until so surrendered for cancellation and exchange or transfer, each outstanding certificate which, prior to the Effective Time, represented shares of WDS Utah Common Stock shall be deemed and treated for all corporate purposes to represent the ownership of one of the shares of WDSO stock as though such surrender for cancellation and exchange or transfer thereof had taken place. The stock transfer books for WDS Utah Common Stock shall be deemed to be closed at the Effective Time, and no transfer of shares of WDS Utah Common Stock outstanding immediately prior to the Effective Time shall thereafter be made on such books. Following the Effective Time, the holders of certificates representing WDS Utah outstanding immediately before the Effective Time shall cease to have any rights with respect to stock of the Surviving Corporation and their sole rights shall be with respect to the WDSO Common Stock into which their shares of WDS Utah Common Stock shall have been converted in the Merger.

ARTICLE VI
Conditions to the Merger

Consummation of the Merger is subject to the satisfaction of the following conditions:

(a) The Merger shall have received such approval of the Board of Directors and shareholders of the Constituent Corporation entitled to vote thereon as is required by the Utah Revised Business Corporation Act, the Nevada Revised Statutes and the respective Articles of Incorporation.

(b) WDS Utah and WDSO shall have fulfilled all statutory requirements for the valid consummation of the Merger.

(c) WDS Utah and WDSO shall have furnished corporate resolutions and/or other documentary evidence satisfactory to counsel for each that this Agreement has properly been submitted to and received approval from the Board of Directors of each party as required by applicable law.

ARTICLE VII

Amendment, Waiver and Termination

(a) WDS Utah and WDSO by mutual consent of their respective Boards of Directors may amend, modify or supplement this Agreement or waive any condition set forth in Article VI hereof in such manner as may be agreed upon by them in writing, at any time before or after approval of this Agreement by the shareholders of WDS Utah, but not after the time that the Certificate of Merger is filed with the Nevada Secretary of State ('Filing Time'); provided, however, that no such amendment, modification, supplement or waiver shall, in the sole judgment of the Board of Directors of WDS Utah, materially adversely affect the rights of the shareholders of WDS Utah.

(b) Consummation of the Merger may be deferred by the Boards of Directors of either party or any authorized officer of either party for a reasonable period of time if said Board or officer determines such deferral would be in the best interest of its respective corporation or its shareholders.

(c) This Agreement may be terminated and the Merger and other transactions herein provided for abandoned at any time prior to the Filing Time, whether before or after approval of this Agreement by the shareholders of WDS Utah, by action of the Board of Directors of WDS Utah, by the shareholders of WDSO or by action of the Board of Directors of WDSO if said Board of Directors determines for any reason that the consummation of the transactions herein provided for would for any reason be inadvisable or not in the best interests of WDS Utah, WDSO or their respective shareholders.

ARTICLE VIII

Miscellaneous

(a) This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.

(b) This Agreement shall be governed by, and construed in accordance with the laws of the State of Nevada.

IN WITNESS WHEREOF, WDS Utah and WDSO pursuant to approval and authorization duly given by resolutions adopted by their respective Boards of Directors, have each caused this Agreement and Plan of Merger to be executed by its President. Wireless Data Solutions, Inc. of Utah, Wireless Data Solutions, Inc. of Nevada.

Pat Markovec
President and Secretary
Wireless Data Solutions Utah &
June 13, 2007

6/13/07
June 13, 2007

Pat Markovec
President and Secretary
Wireless Data Solutions Nevada

6/13/07
June 13, 2007

ARTICLES OF MERGER

of

Wireless Data Solutions, Inc. a Utah corporation

and

Wireless Data Solutions, Inc. a Nevada corporation

The undersigned corporations, Wireless Data Solutions, Inc. a Utah corporation ('WDS Utah'), and Wireless Data Solutions, Inc., a Nevada corporation ('WDSO'), do hereby certify:

1. WDS Utah is a corporation duly organized and validly existing under the laws of the State of Utah. Articles of Incorporation were originally filed on April 25, 1989.

2. WDSO is a corporation duly organized and validly existing under the laws of the State of Nevada. Articles of Incorporation were originally filed on July 9, 2007.

3. WDS Utah held a special shareholder meeting on June 29, 2007 in which shareholders approved a proposal to redomicle from Utah to Nevada. Pursuant to the approvals at the special shareholder meeting, WDS Utah will be merged with and into WDSO, for the sole purpose of changing the domicile of Wireless Data Solutions, Inc. from the State of Utah to the State of Nevada. Upon completion of the merger WDSO will be the surviving corporation in the merger and WDS Utah will be dissolved. Pursuant to the Merger the stockholders of WDS Utah may exchange their shares of outstanding common stock for shares of WDSO common stock on a one hundred (100) share for one share basis.

4. For purpose of service in Nevada, the registered agent that WDSO will maintain in Nevada is The Corporate Place, Inc., 823 South Sixth Street, Suite 100, Las Vegas, NV 89101.

5. The Articles of Incorporation and Bylaws of WDSO as existing prior to the effective date of the merger shall continue in full force and effect as the Articles of Incorporation and Bylaws of the surviving corporation.

6. The complete executed Agreement and Plan of Merger dated as of June 13, 2007, which sets forth the plan for the merger of WDS Utah with and into WDSO is on file at the corporate offices of WDSO.

7. A copy of the Agreement and Plan of Merger will be furnished by WDSO on request and without cost to any stockholder of any corporation which is a party to the merger.

8. The plan of merger as set forth in the Agreement and Plan of Merger has been unanimously approved by the Board of Directors of WDS Utah by unanimous written consent on June 6, 2007 pursuant to the provisions of Section 16-10a-821 of the Utah Revised Business Corporation Act. In addition, shareholder approval was obtained at a special shareholder meeting held on June 29, 2007. There were 20,075,980 shares entitled to vote in which all voted in favor of the proposal.

9. The plan of merger as set forth in the Agreement and Plan of Merger was approved unanimously by the Board of Directors of WDSO at a meeting in accordance with Section 78.315 of the Nevada Revised Statutes. The meeting was held on June 6, 2007.

78.315 of the Nevada Revised Statutes. The meeting was held on June 6, 2007.

10. The plan of merger as set forth in the Agreement and Plan of Merger was approved by the shareholder(s) of WDSO by written consent in lieu of a special meeting of shareholders, in accordance with Section 78.320 of the Nevada Revised Statutes.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Merger on this 13th day of June.

Patrick Makovec
Chairman and CEO
Wireless Data Solutions, Inc. a Utah corporation

Patrick Makovec
Chairman and CEO
Wireless Data Solutions, Inc. a Nevada corporation

RESOLUTION BY UNANIMOUS CONSENT IN LIEU OF A SPECIAL MEETING OF THE BOARD OF DIRECTORS OF WIRELESS DATA SOLUTIONS, INC., (NEVADA)

JUNE 6, 2007

The undersigned, being the director Wireless Data Solutions, Inc, a Nevada corporation, hereby consent to, approve and adopt the following preambles and resolutions to the same extent and with the same force and effect as if adopted at a Special Meeting of the Board of Directors for the Corporation duly called and held:

WHEREAS AND RESOLVED, the Directors of the Corporation hereby approve the merger of Wireless Data Solutions, Inc. a Utah corporation into this corporation. This merger is solely intended to effectuate a change in domicile of the corporation from Utah to Nevada as detailed in the Agreement and Plan of Merger; and

WHEREAS the Directors of the Corporation hereby approve the amendment of the Articles of Incorporation and Bylaws of the Corporation to reflect this change in domicile, pending the shareholder approval of Wireless Data Solutions, Inc. Utah.

____

Director

RESOLUTION BY UNANIMOUS CONSENT IN LIEU OF A SPECIAL MEETING OF THE BOARD OF DIRECTORS OF WIRELESS DATA SOLUTIONS, INC., (UTAH)

JUNE 6, 2007

The undersigned, being the director of Wireless Data Solutions, Inc, a Utah corporation, hereby consent to, approve and adopt the following preambles and resolutions to the same extent and with the same force and effect as if adopted at a Special Meeting of the Board of Directors for the Corporation duly called and held:

WHEREAS AND RESOLVED, the Directors of the Corporation hereby approve the merger of the Corporation that is solely intended to effectuate a change in domicile of the Corporation from Utah to Nevada as detailed in the Agreement and Plan of Merger.

____

Director

Exhibit 4

Opinion re legality

Trey Stock
Attorney at Law
9101 LBJ Freeway Suite 650
Dallas, Texas 75243

214-389-0877 Fax 214-389-0882
Email: tstock14@tx.rr.com

September 18, 2007

Patrick Macovek
President, Wireless Data Solutions, Inc.
2233 Roosevelt Road Suite 5
St. Cloud, MN 56301

Re: Proposed Sale of Common Stock by Wireless Data Solutions, Inc.

Dear Mr. Makovec:

At your request, I am rendering this opinion in connection with the proposed sale by Wireless Data Solutions, Inc., a Nevada corporation (the "Company"), of up to 20,000,000 shares of common stock, $0.001 par value (the "Common Stock"). The Common Stock is identified in the Offering Circular provided to the undersigned.

I have examined instruments, documents, and records, which I deemed relevant and necessary for the basis of our opinion hereinafter expressed. I have done so in light of an understanding of applicable law. In such examination, I have assumed; (a) the authenticity of original documents and the genuineness of all signatures; (b) the conformity to the originals of all documents submitted to us as copies; and (c) the truth, accuracy and completeness of the information representations and warranties contained in the records, documents, instruments and certificates I have reviewed.

Based on such examination and the applicable laws, I am of the opinion that the 20,000,000 shares of Common Stock to be sold by the Company pursuant to, and conditioned with the effectiveness of the Offering Circular are duly authorized shares of Common Stock, which, when sold, can be legally issued and will be fully paid and non-assessable.

I hereby consent to the filing of this opinion as an exhibit to the above-referenced Offering Circular and to the use of my name wherever it appears in said Offering Circular, as originally filed or as subsequently amended or supplemented.

Yours Truly,

Trey Stock

Exhibit 5

Employment Agreement

Received from Bob on 2/7/01 Forwarded the same to Jim Harned.

EMPLOYMENT AGREEMENT

This Employment Agreement ("Agreement") is entered into by Robert Chase, an individual ("Mr. Chase") and Distributed Networks, Inc., a California corporation, dba Dinet ("Dinet"). Mr. Chase and Dinet are collectively referred to as the "Parties." This Agreement will be effective, and Mr. Chase will become employed by Dinet, on the date that this Agreement is executed by Mr. Chase and Dinet.

RECITALS

A. Dinet desires to hire Mr. Chase for the position of President on the terms and conditions set forth in this Agreement.

B. Mr. Chase desires to become employed by Dinet as its President on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, the terms and conditions set forth herein, and other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1: EMPLOYMENT AND DUTIES

1.1. **Employment as President.** Subject to the terms and conditions set forth in this Agreement, Dinet employs Mr. Chase and Mr. Chase accepts employment with Dinet as its President.

1.2. **Employment Term Defined.** "Employment term" and "term of employment" refer to the entire period of employment of Mr. Chase by Dinet as its President.

1.3. **Full Time and Best Efforts.** During his term of employment with Dinet, Mr. Chase will devote his entire productive time, ability and attention to the business of Dinet and his best efforts to performing his duties as Dinet's President. This Agreement shall not prohibit Mr. Chase from making passive personal investments or conducting private business affairs if those activities do not materially interfere with the services required under this Agreement. However, Mr. Chase shall not directly or indirectly acquire, hold, or retain any interest in any business competing with or similar in nature to the business of Dinet.

1.4. **Duties and Responsibilities.** Mr. Chase shall serve as the President of Dinet. Mr. Chase shall report directly to and shall work closely with Dinet's Chief Executive Officer. Mr. Chase's duties and responsibilities shall be determined by Dinet's Chief Executive Officer; such duties and responsibilities may be modified from time to time by Dinet's Chief Executive Officer or by Dinet's Board of Directors ("the Board"). Mr. Chase shall be subject at all times to the directions and policies of Dinet, its Chief Executive Officer and the Board, whether communicated orally or in writing. As a small company with limited resources, Dinet is very concerned about keeping its expenditures within budget. Therefore, by way of example only, Dinet's President is not authorized to expend funds in excess of budgeted expenditures without the express approval of the Board or the Chief Executive Officer, as appropriate under the circumstances.

1.5. **Dinet's Policies.** The employment relationship between the Parties shall be governed by the general employment policies and practices of Dinet, including but not limited to those relating to protecting confidential information and assignment of inventions; provided, however, that when the terms of this Agreement differ from or are in conflict with Dinet's general employment policies or practices, this Agreement shall control.

1.6. **Place of Employment.** Unless the Parties agree otherwise in writing, during the employment term Mr. Chase shall perform the services he is required to perform under this Agreement at Dinet's principal corporate offices, located in Oceanside, California; provided, however, that Dinet may from time to time require Mr. Chase to travel temporarily to other locations on Dinet's business.

ARTICLE 2: COMPENSATION AND BENEFITS

2.1. **Salary.** As compensation for the services to be performed under this Agreement, Mr. Chase shall receive an annual base salary of Eighty-Five Thousand Dollars ($85,000) (the "Base Salary") payable on a monthly basis in twelve (12) equal monthly installments, subject to applicable withholding for state and federal payroll and income taxes.

2.2. **Medical Coverage.** Dinet shall reimburse Mr. Chase for his monthly premium on his medical insurance policy up to a maximum of $420.00 per month.

2.3. **Vacations.** Mr. Chase shall be entitled to annual paid vacation time equal to three (3) weeks [fifteen (15) days] during Mr. Chase's first year of employment with

Dinet, and four (4) weeks [twenty (20) days] of vacation time during Mr. Chase's second and succeeding years of employment with Dinet. This vacation time may accrue up to a maximum of one and one-half years' vacation time at the current vacation accrual rate. Once the maximum vacation time has accrued, no further vacation time will accrue until vacation time is used. The days selected for Mr. Chase's vacation shall be mutually agreed upon by Mr. Chase and Dinet's Chief Executive Officer.

2.4. **Automobile Mileage.** Mr. Chase shall be reimbursed for his business-related automobile mileage on his personal vehicle. Mr. Chase shall be required to maintain a valid driver's license and automobile insurance (bodily injury and property damage).

2.5. **Business Expenses.** Dinet shall promptly reimburse Mr. Chase for all reasonable business expenses incurred by Mr. Chase in connection with the business of Dinet. Each such expenditure shall be reimbursable only if it is of a nature qualifying it as a proper deduction on the federal and state income tax return of Dinet. Each such expenditure shall be reimbursable only if Mr. Chase furnishes to Dinet a receipt or other written document substantiating each such expense. Dinet shall reimburse Mr. Chase for all dues paid by Mr. Chase for his membership in any industry or trade associations or organizations reasonably related to the operation of Dinet.

2.6. **Participation in Benefit Plans.** During the term of this Agreement, Mr. Chase shall be entitled to participate in any group benefits plans of Dinet that are established hereafter to the extent that Mr. Chase is eligible under the general provisions of any such group benefit plan. Despite the foregoing, Mr. Chase shall be entitled to participate in any such plan only if executive officers of Dinet are generally eligible to participate in such plan. Dinet may, in its sole discretion and from time to time, establish additional senior management benefit programs as it deems appropriate. Mr. Chase understands that any such plans may be modified or eliminated in Dinet's discretion in accordance with applicable law.

2.7. **Board Membership.** While Mr. Chase serves as President of Dinet, Mr. Chase shall also serve as a member of the Board of Directors of Dinet. The President shall abstain from all decisions or actions of Dinet's Board of Directors relative to the President's employment under this Agreement.

ARTICLE 3: STOCK AND OTHER BONUSES

3.1. **Signing Bonus.** As a one-time bonus for accepting Dinet's offer of employment, Mr. Chase shall receive Eight Thousand Five Hundred Dollars ($8,500.00), less applicable state and federal payroll and income taxes, within ninety (90) calendar days of the date that this Agreement is executed.

3.2. **Sales Bonuses.** Mr. Chase shall be entitled to receive a quarterly sales bonus as determined by the Chief Executive Officer of Dinet in his sole discretion. In determining whether Mr. Chase has earned a quarterly sales bonus, the Chief Executive Officer shall consider the actual sales achieved by Dinet as against Dinet's budget and the average Mobile Data Terminal quarterly sales price as against the list price, among other factors. Mr. Chase shall receive any such quarterly sales bonus, less applicable state and federal payroll and income taxes, within sixty (60) calendar days of the close of the calendar quarter during which the bonus was earned.

3.3. **Stock Bonuses.** Mr. Chase shall receive bonuses of restricted shares of Dinet's common stock, as defined in Rule 144 of the Securities and Exchange Commission (17 CFR Sec. 230.144), during and at the end of his first year of employment under this Agreement. All such restricted shares of Dinet's common stock must be held for at least one year before the restricted securities may be resold into the market. Mr. Chase shall be required to pay taxes on such restricted shares of Dinet's common stock upon receipt of such stock. Mr. Chase shall receive bonuses of restricted shares of Dinet's common stock as follows:

(a) Forty-One Thousand Two Hundred And Fifty (41,250) restricted shares of common stock after Mr. Chase completes his first three (3) months of employment under this Agreement.

37¢

(b) Forty-One Thousand Two Hundred And Fifty (41,250) restricted shares of common stock after Mr. Chase completes his first six (6) months of employment under this Agreement.

141,000 shares
050

(c) Forty-One Thousand Two Hundred And Fifty (41,250) restricted shares of common stock after Mr. Chase completes his first nine (9) months of employment under this Agreement.

(d) One Hundred Forty-One Thousand Two Hundred And Fifty (141,250) restricted shares of common stock after Mr. Chase completes his first twelve (12) months of employment under this Agreement.

To be eligible for the foregoing signing, quarterly sales and stock bonuses, Mr. Chase must be employed by Dinet on the above-described payment dates. Thus, if Mr. Chase's employment with Dinet terminates prior to a bonus payment date, Mr. Chase shall not be entitled to that bonus or any other bonuses otherwise payable after that date.

ARTICLE 4: TERMINATION OF EMPLOYMENT

The date on which Mr. Chase's employment by Dinet is deemed to have ceased, as defined in the provisions below, is referred to as the "Termination Date."

4.1. Termination For Cause.

a. **Termination; Payment of Accrued Salary and Vacation.** The Board may terminate Mr. Chase's employment with Dinet at any time "for cause" (as defined below), immediately upon written notice to Mr. Chase of the circumstances leading to termination for cause. If Mr. Chase's employment is terminated under this paragraph (a), Mr. Chase shall receive payment for all accrued salary and vacation time under this Agreement (less applicable state and federal payroll and income taxes) through the Termination Date, which for purposes of this paragraph (a) shall be the date on which notice of termination is given. Dinet shall have no further obligation to pay any compensation of any kind (including, without limitation, any stock or other bonus or portion of a bonus that otherwise may have become due and payable to Mr. Chase after the Termination Date) or severance payment of any kind nor to make any payment in lieu of notice. All benefits provided by Dinet to Mr. Chase under this Agreement or otherwise shall cease on the Termination Date.

b. **Definition of Cause.** "Cause" means the occurrence or existence of any of the following with respect to Mr. Chase, as determined by a majority of the disinterested directors of the Board: (1) A material breach by Mr. Chase of the terms of his employment or of his duty not to engage in any transaction that represents, directly or indirectly, self-dealing with Dinet or any of its affiliates (which, for purposes of this Agreement, shall mean any individual, corporation, partnership, association, limited liability company, trust, estate, or other entity or organization directly or indirectly controlling, controlled by, or under direct or indirect common control with Dinet) that has not been approved by a majority of the disinterested directors of the

Board, if in any such case such material breach remains uncured after fifteen (15) days have elapsed following the date that Dinet gave Mr. Chase written notice of that breach; (2) the repeated material breach by Mr. Chase of any duty referred to in clause (1) above on which at least one prior written notice was given under clause (1); (3) any act of dishonesty, misappropriation, embezzlement, intentional fraud, or similar misconduct by Mr. Chase involving Dinet or its affiliates; (4) the conviction or the plea of nolo contendere or the equivalent in respect of a felony involving moral turpitude; (5) any damage of a material nature to any property of Dinet or any of its affiliates caused by Mr. Chase's willful or grossly negligent conduct; (6) the repeated nonprescription use of any controlled substance or the repeated use of alcohol or any other noncontrolled substance that, in any case described in this clause (6), the Board reasonably determines renders Mr. Chase unfit to serve as an officer or employee of Dinet or its affiliates; (7) Mr. Chase's failure to comply with the Board's reasonable instructions, after fifteen (15) days' written notice; or (8) conduct by Mr. Chase that in the good faith determination of the Board demonstrates unfitness to serve as an officer or employee of Dinet or its affiliates, including, without limitation, a finding by the Board or any regulatory authority that Mr. Chase committed acts of employee harassment or violated a material law or regulation applicable to the business of Dinet.

4.2. **Voluntary Termination.** Mr. Chase may voluntarily terminate his employment with Dinet at any time on ninety (90) days' prior written notice. If Mr. Chase provides such notice, Dinet (at its discretion) may accelerate the termination of Mr. Chase's employment to any date after its receipt of such notice from Mr. Chase and before the date of the termination specified in such notice from Mr. Chase. Any acceleration of the termination of Mr. Chase's employment shall be effective on written notice being delivered to Mr. Chase by Dinet. On any such acceleration by Dinet, Mr. Chase shall not be entitled to any payment in lieu of notice. If Mr. Chase's employment is terminated under this paragraph, Mr. Chase shall receive payment for all accrued salary and vacation time (less applicable state and federal payroll and income taxes) under this Agreement through the Termination Date, which for purposes of this paragraph shall be the earlier of (a) the date on which the ninety (90) days referred to above expires, (b) the date to which Dinet elects to accelerate the termination of Mr. Chase's employment, or (c) the date on which Mr. Chase ceases performing duties under this Agreement. Dinet shall have no further obligation to pay compensation of any kind (including without limitation any stock or other bonus or portion of a bonus that may otherwise have become due and payable to Mr. Chase after the Termination Date) or severance payment of any kind nor to make any payment in lieu of notice. All benefits provided by Dinet to Mr. Chase under this Agreement or otherwise shall cease on the Termination Date.

4.3. **Termination on Disability.** Dinet may terminate Mr. Chase's employment upon written notice to Mr. Chase in the event that Mr. Chase suffers a disability that renders Mr. Chase unable, as determined in good faith by the Board, to perform the essential functions of the position, even with reasonable accommodation, for four (4) months in any twelve (12) month period. If Mr. Chase's employment is terminated under this paragraph, Mr. Chase shall receive payment for all accrued salary and vacation time under this Agreement (less applicable state and federal payroll and income taxes) through the Termination Date, which for purposes of this paragraph shall be the date specified in Dinet's notice. Dinet shall have no further obligation to pay compensation of any kind (including without limitation any stock or other bonus or portion of a bonus that may otherwise have become due and payable to Mr. Chase after the Termination Date) or severance payment of any kind nor to make any payment in lieu of notice. All benefits provided by Dinet to Mr. Chase under this Agreement or otherwise shall cease on the Termination Date.

4.4. **Termination Without Cause.** Dinet may terminate Mr. Chase without "cause" (as defined in paragraph 5.1(b)) upon written notice to Mr. Chase. If Mr. Chase's employment is terminated under this paragraph, Mr. Chase shall receive payment for all accrued salary and vacation time under this Agreement (less applicable state and federal payroll and income taxes) through the Termination Date, which for purposes of this paragraph shall be the date specified in the notice from Dinet. Mr. Chase shall also be entitled to severance pay based upon his base salary, less applicable state and federal payroll and income taxes, as follows:

Length of Employment with Dinet	**Severance Pay**
6 to 12 months of employment	3 months of base salary
More than 12 months and up to 18 months	4 months of base salary
More than 18 months and up to 2 years	6 months of base salary
More than 2 years and up to 3 years	9 months of base salary
More than 3 years of employment	12 months of base salary

Dinet shall have no further obligation to pay compensation of any kind (including without limitation any stock or other bonus or portion of a bonus that may otherwise have become due and payable to Mr. Chase after the Termination Date). All benefits provided by Dinet to Mr. Chase under this Agreement or otherwise shall cease on the Termination Date.

4.5. **Termination On Death.** If Mr. Chase dies while employed by Dinet under this Agreement, Dinet shall pay to Mr. Chase's estate the accrued portion of Mr. Chase's salary and vacation time that Mr. Chase is then entitled to receive under this Agreement through the Termination Date (which for purposes of this paragraph shall be the date of Mr. Chase's death), less applicable state and federal payroll and income taxes. Dinet shall have no obligation to make any other payment, including severance or other compensation, of any kind (including, without limitation, any stock or other bonus or portion of a bonus that may otherwise have become due and payable to Mr. Chase after the Termination Date). All benefits provided by Dinet to Mr. Chase under this Agreement or otherwise shall cease on the Termination Date.

4.6. **Effect of Merger, Transfer of Assets, or Dissolution.** This Agreement shall be terminated by any voluntary or involuntary dissolution of Dinet resulting from either a merger or consolidation in which Dinet is not the consolidated or surviving corporation, or a transfer of all or substantially all of the assets of Dinet. Termination of this Agreement under this paragraph shall require written notice to Mr. Chase; such written notice shall specify the Termination Date. If Mr. Chase is terminated under this paragraph, Mr. Chase shall receive payment for all accrued salary and vacation time under this Agreement through the Termination Date, less applicable state and federal payroll and income taxes. Termination under this paragraph shall be considered "without cause" for the purposes of this Agreement, and Mr. Chase shall be entitled to a severance payment under paragraph 4.4. Dinet shall have no further obligation to pay compensation of any kind, including without limitation any stock or other bonus or portion of a bonus that may otherwise have become due and payable to Mr. Chase after the Termination Date. All benefits provided by Dinet to Mr. Chase under this Agreement or otherwise shall cease on the Termination Date.

ARTICLE 5. PROPRIETARY INFORMATION OBLIGATIONS

5.1. During Mr. Chase's employment under this Agreement, Mr. Chase will have access to and become acquainted with Dinet's confidential and proprietary information (collectively, "Proprietary Information"), including but not limited to information or plans concerning Dinet's customer relationships; personnel; sales; marketing; and financial operations and methods; trade secrets; formulas; devices; secret inventions; processes; and other compilations of information, records, and specifications. Mr. Chase shall not disclose any of Dinet's proprietary information directly or indirectly, or use it in any way, either during the term of Mr. Chase's employment under this Agreement or at any time thereafter, except as reasonably necessary in the course of his employment for Dinet or as authorized in writing by Dinet. All files, records, documents, computer-recorded or electronic information, drawing, specifications, equipment, and similar items relating to Dinet business, whether prepared by Mr. Chase or otherwise coming into his possession, shall remain Dinet's exclusive property and shall not be removed from Dinet's premises under any circumstances whatsoever without the prior written consent of Dinet's Chief Executive Officer, except when (and only for the period) necessary to carry out Mr. Chase's duties hereunder, and if removed shall be immediately returned to Dinet on termination of employment, and no copies (in any form or media) shall be retained by Mr. Chase.

ARTICLE 6. DINET'S OWNERSHIP OF INTANGIBLES

6.1. All processes, inventions, patents, copyrights, trademarks, and other intangible rights that may be conceived or developed by Mr. Chase, either alone or with others, during the term of Mr. Chase's employment, whether or not conceived or developed during Mr. Chase's working hours, and with respect to which the equipment, supplies, facilities, or trade secret information of Dinet was used, or that relate at the time of conception or reduction to practice of the invention to the business of Dinet or to Dinet's actual or demonstrably anticipated research and development, or that result from any work performed by Mr. Chase for Dinet, shall be the sole property of Dinet. Mr. Chase shall disclose to Dinet all inventions conceived during the employment term, whether or not the property of Dinet under the terms of the preceding sentence, provided that such disclosure shall be received by Dinet in confidence. Mr. Chase shall execute all documents, including patent applications and assignments, required by Dinet to establish Dinet's rights under this paragraph.

ARTICLE 7. COMPETITIVE ACTIVITIES

7.1. **No Competition.** During the term of this Agreement, Mr. Chase shall not directly or indirectly, either as an employee, employer, consultant, agent, principal, partner, stockholder, corporate officer, director, or in any other individual or representative capacity, engage or participate in any business that is in competition in any manner whatsoever with the business of Dinet.

7.2. **No Interference.** While employed by Dinet and for two years thereafter, Mr. Chase agrees not to (a) solicit or attempt to solicit, directly or indirectly, any employee, customer, or supplier of Dinet; or (b) take any other action that may cause any such employee, customer, or supplier to terminate or adversely alter his, her or its relationship with Dinet.

ARTICLE 8. INJUNCTIVE RELIEF

8.1. The Parties agree that damages would be an inadequate remedy for Dinet in the event of a breach or threatened breach of Articles 5, 6 and/or 7 of this Agreement by Mr. Chase, and in the event of any such breach or threatened breach, Dinet may, either with or without pursuing any potential damage remedies, obtain and enforce an injunction prohibiting Mr. Chase from violating this Agreement and requiring Mr. Chase to comply with its terms.

ARTICLE 9. EXECUTIVE'S REPRESENTATIONS

9.1. Mr. Chase hereby represents and warrants to Dinet that he (a) is not now under any contractual or quasi-contractual obligation that is inconsistent or in conflict with this Agreement or that would prevent, limit, or impair Mr. Chase's performance of his obligations under this Agreement; (b) has been represented by legal counsel in preparing, negotiating, executing, and delivering this Agreement or has chosen to forego his right to be represented by legal counsel; and (c) fully understands the terms and provisions of this Agreement.

ARTICLE 10. GENERAL PROVISIONS

10.1. **Notices.** Any notice to be given under this Agreement by either party to the other shall be in writing and may be transmitted by personal delivery or by mail, certified, postage prepaid with return receipt requested. Notice delivered personally shall be deemed communicated as of the date of actual receipt; mailed notices shall be deemed communicated as of the third calendar day after mailing. Mailed notices shall be addressed as follows:

If to Mr. Chase:

Robert Chase
Distributed Networks, Inc.
2611 Temple Heights Drive, Suite F
Oceanside, CA 92056

If to Dinet:

Brian Blankenburg
Distributed Networks, Inc.
2611 Temple Heights Drive, Suite F
Oceanside, CA 92056

10.2. **Entire Agreement.** This Agreement constitutes the entire agreement between Mr. Chase and Dinet, and supersedes any and all prior and contemporaneous agreements, either oral or written, between the Parties with respect to the subject matter of this Agreement, and contains all of the representations, covenants, and agreements between the Parties with respect to the subject matter of this Agreement. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not contained in this Agreement, and that no other agreement, statement, or promise not contained in this Agreement shall be valid or binding.

10.3. **Amendments.** No amendment of this Agreement shall be binding unless executed in writing by Mr. Chase and the Chief Executive Officer of Dinet.

10.4. **Waiver.** No waiver of any provision of this Agreement shall be deemed to be a waiver of any other provision, whether or not similar. No such waiver shall constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party charged with the waiver.

10.5. **Partial Invalidity.** If any provision in this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions shall nevertheless continue in full force without being impaired or invalidated in any way.

10.6. **Captions.** Captions or headings are included in this Agreement for convenience only, and shall not be used in construing or interpreting any of its provisions.

10.7. **Attorneys' Fees and Costs.** If any legal action is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees and costs in addition to any other relief to which that party may be entitled. This provision shall be construed as applicable to the entire Agreement.

10.8. **Mutual Agreement for Alternative Dispute Resolution.** Mr. Chase and Dinet agree that, if a dispute arises concerning or relating to Mr. Chase's employment with Dinet, the dispute shall be submitted to binding arbitration under the terms of the Mutual Agreement for Alternative Dispute Resolution executed by the Parties.

10.9. **Governing Law & Venue.** This Agreement shall be governed by and construed in accordance with the laws of the State of California. Venue shall be the County of San Diego, State of California.

10.10. **Sums Due Deceased Employee.** If Mr. Chase dies prior to the expiration of the term of his employment, any sums that may be due him from Dinet under this Agreement as of the date of death shall be paid to Mr. Chase's executors, administrators, heirs, personal representatives, successors, and/or assigns.

ACCEPTANCE AND AGREEMENT

Mr. Chase and Dinet have carefully read this Employment Agreement, consisting of twelve (12) pages. Mr. Chase and Dinet accept this Employment Agreement and agree to its terms as written.

Executed on 8-2-00, 2000 at Oceanside, California.

EMPLOYEE

Robert Chase

DISTRIBUTED NETWORKS, INC.

Brian Blankenburg
Chief Executive Officer

END